UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

Commission file number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:         Form 20-F  ☒    or    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

*	If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-209069) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

TABLE OF DOCUMENT(S) SUBMITTED

1.	Unaudited interim consolidated Japanese GAAP financial statements as of and for the six months ended September 30, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Ohta
	Name:	Jun Ohta
	Title:	Director

Date: December 2, 2016

UNAUDITED INTERIM CONSOLIDATED JAPANESE GAAP FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2016

On November 29, 2016, we published our unaudited interim consolidated financial statements as of and for the six months ended September 30, 2016 prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP, as part of our quarterly securities report (shihanki hokokusho) for the quarter ended September 30, 2016 filed by us with the relevant Japanese authorities. This document is an English translation of the unaudited interim consolidated financial statements and the notes thereto included in such quarterly securities report. Japanese GAAP differs in certain respects from International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS, and generally accepted accounting principles in the United States. For a description of certain differences between IFRS and Japanese GAAP, see “Item 5.A Operating Results—Reconciliation with Japanese GAAP” in our most recent annual report on Form 20-F filed with the SEC.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (JAPANESE GAAP)

INTERIM CONSOLIDATED BALANCE SHEETS

	Millions of yen				Millions of U.S. dollars
	March 31, 2016		September 30, 2016		September 30, 2016
Assets:
Cash and due from banks	*8	¥42,789,236	*8	¥39,289,020	$388,808
Call loans and bills bought	*8	1,291,365		1,332,654	13,188
Receivables under resale agreements		494,949		746,170	7,384
Receivables under securities borrowing transactions		7,972,918		7,453,809	73,764
Monetary claims bought	*8	4,350,012	*8	3,855,571	38,155
Trading assets	*8	8,063,281	*8	7,312,065	72,361
Money held in trust		5,163		4,315	43
Securities	*1, *2, *8, *14	25,264,445	*1, *2, *8, *14	21,864,561	216,374
Loans and bills discounted	*3, *4, *5, *6, *7, *8, *9	75,066,080	*3, *4, *5, *6, *7, *8, *9	75,966,141	751,768
Foreign exchanges	*7	1,577,167	*7	1,546,229	15,302
Lease receivables and investment assets	*8	1,987,034	*8	2,345,220	23,209
Other assets	*8	6,702,774	*8	7,383,293	73,066
Tangible fixed assets	*8, *10, *11	2,919,424	*8, *10, *11	2,875,970	28,461
Intangible fixed assets		878,265		1,005,907	9,955
Net defined benefit asset		203,274		228,967	2,266
Deferred tax assets		125,832		119,901	1,187
Customers’ liabilities for acceptances and guarantees		7,519,635		7,231,260	71,561
Reserve for possible loan losses		(625,019)		(588,279)	(5,822)

Total assets		¥186,585,842		¥179,972,782	$1,781,027

(Continued)
	Millions of yen				Millions of U.S. dollars
	March 31, 2016		September 30, 2016		September 30, 2016
Liabilities and net assets:
Liabilities:
Deposits	*8	¥110,668,828	*8	¥110,746,141	$1,095,954
Negotiable certificates of deposit		14,250,434		10,180,560	100,748
Call money and bills sold		1,220,455		1,159,907	11,479
Payables under repurchase agreements	*8	1,761,822	*8	1,964,416	19,440
Payables under securities lending transactions	*8	5,309,003	*8	6,469,282	64,021
Commercial paper		3,017,404		2,052,828	20,315
Trading liabilities	*8	6,112,667		5,546,469	54,888
Borrowed money	*8, *12	8,571,227	*8, *12	7,099,948	70,262
Foreign exchanges		1,083,450		816,229	8,077
Short-term bonds		1,271,300		1,124,100	11,124
Bonds	*13	7,006,357	*13	7,092,842	70,191
Due to trust account		944,542		1,035,457	10,247
Other liabilities	*8	6,632,027	*8	6,284,843	62,195
Reserve for employee bonuses		68,476		51,146	506
Reserve for executive bonuses		2,446		—	—
Net defined benefit liability		48,570		56,255	557
Reserve for executive retirement benefits		2,202		2,069	20
Reserve for point service program		19,706		20,968	208
Reserve for reimbursement of deposits		16,979		12,326	122
Reserve for losses on interest repayment		228,741		184,813	1,829
Reserve under the special laws		1,498		1,474	15
Deferred tax liabilities		348,190		365,307	3,615
Deferred tax liabilities for land revaluation	*10	32,203	*10	32,167	318
Acceptances and guarantees	*8	7,519,635	*8	7,231,260	71,561

Total liabilities		176,138,173		169,530,819	1,677,692

Net assets:
Capital stock		2,337,895		2,337,895	23,136
Capital surplus		757,306		757,301	7,494
Retained earnings		4,534,472		4,791,135	47,414
Treasury stock		(175,381)		(175,404)	(1,736)

Total stockholders’ equity		7,454,294		7,710,928	76,308

Net unrealized gains (losses) on other securities		1,347,689		1,249,967	12,370
Net deferred gains (losses) on hedges		55,130		80,617	798
Land revaluation excess	*10	39,416	*10	39,410	390
Foreign currency translation adjustments		87,042		(107,012)	(1,059)
Accumulated remeasurements of defined benefit plans		(69,811)		(50,797)	(503)

Total accumulated other comprehensive income		1,459,467		1,212,184	11,996

Stock acquisition rights		2,884		3,190	32
Non-controlling interests		1,531,022		1,515,659	14,999

Total net assets		10,447,669		10,441,962	103,335

Total liabilities and net assets		¥186,585,842		¥179,972,782	$1,781,027

INTERIM CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen				Millions of U.S. dollars
Six months ended September 30	2015		2016		2016
Ordinary income		¥2,388,800		¥2,402,177	$23,772
Interest income		992,325		906,411	8,970
Interest on loans and discounts		657,506		659,224	6,524
Interest and dividends on securities		213,555		127,564	1,262
Trust fees		1,400		1,671	17
Fees and commissions		564,048		550,919	5,452
Trading income		108,702		122,394	1,211
Other operating income		636,353		741,420	7,337
Other income	*1	85,970	*1	79,360	785
Ordinary expenses		1,756,975		1,887,926	18,683
Interest expenses		209,593		245,838	2,433
Interest on deposits		67,761		78,391	776
Fees and commissions payments		71,127		86,845	859
Other operating expenses		509,378		572,679	5,667
General and administrative expenses	*2	852,244	*2	882,029	8,729
Other expenses	*3	114,631	*3	100,532	995

Ordinary profit		631,824		514,251	5,089

Extraordinary gains	*4	3,647	*4	29,533	292
Extraordinary losses	*5, *6	4,639	*5, *6	2,719	27

Income before income taxes		630,832		541,066	5,354

Income taxes-current		155,614		110,289	1,091
Income taxes-deferred		32,109		23,048	228

Income taxes		187,723		133,338	1,320

Profit		443,109		407,727	4,035

Profit attributable to non-controlling interests		54,971		48,529	480

Profit attributable to owners of parent		¥388,137		¥359,198	$3,555

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Millions of yen		Millions of U.S. dollars
Six months ended September 30	2015	2016	2016
Profit	¥443,109	¥407,727	$4,035
Other comprehensive income (losses)	(351,364)	(290,357)	(2,873)
Net unrealized gains (losses) on other securities	(363,361)	(97,547)	(965)
Net deferred gains (losses) on hedges	12,447	24,997	247
Land revaluation excess	—	(0)	(0)
Foreign currency translation adjustments	4,729	(219,156)	(2,169)
Remeasurements of defined benefit plans	8,511	19,839	196
Share of other comprehensive income of affiliates	(13,692)	(18,489)	(183)

Total comprehensive income	91,744	117,370	1,162

Comprehensive income attributable to owners of parent	40,911	111,920	1,108
Comprehensive income attributable to non-controlling interests	50,832	5,450	54

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

	Millions of yen
	Stockholders’ equity
Six months ended September 30, 2015	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the period	¥2,337,895	¥757,329	¥4,098,425	¥(175,261)	¥7,018,389
Changes in the period
Cash dividends			(109,379)		(109,379)
Profit attributable to owners of parent			388,137		388,137
Purchase of treasury stock				(113)	(113)
Disposal of treasury stock		(8)		29	21
Changes in shareholders’ interest due to transaction with non-controlling interests		0			0
Increase due to increase in subsidiaries			21		21
Increase due to decrease in subsidiaries			3		3
Decrease due to increase in subsidiaries			(8)		(8)
Decrease due to decrease in subsidiaries			(6)		(6)
Reversal of land revaluation excess			1,127		1,127
Net changes in items other than stockholders’ equity in the period

Net changes in the period	—	(8)	279,895	(83)	279,803

Balance at the end of the period	¥2,337,895	¥757,321	¥4,378,320	¥(175,344)	¥7,298,192

	Millions of yen
	Accumulated other comprehensive income
Six months ended September 30, 2015	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the period	¥1,791,049	¥(30,180)	¥39,014	¥156,309	¥47,667	¥2,003,859
Changes in the period
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Increase due to increase in subsidiaries
Increase due to decrease in subsidiaries
Decrease due to increase in subsidiaries
Decrease due to decrease in subsidiaries
Reversal of land revaluation excess
Net changes in items other than stockholders’ equity in the period	(359,156)	13,560	(1,127)	(10,050)	8,419	(348,353)

Net changes in the period	(359,156)	13,560	(1,127)	(10,050)	8,419	(348,353)

Balance at the end of the period	¥1,431,893	¥(16,619)	¥37,887	¥146,258	¥56,086	¥1,655,506

	Millions of yen
Six months ended September 30, 2015	Stock acquisition rights	Non-controlling interests	Total net assets
Balance at the beginning of the period	¥2,284	¥1,671,738	¥10,696,271
Changes in the period
Cash dividends			(109,379)
Profit attributable to owners of parent			388,137
Purchase of treasury stock			(113)
Disposal of treasury stock			21
Changes in shareholders’ interest due to transaction with non-controlling interests			0
Increase due to increase in subsidiaries			21
Increase due to decrease in subsidiaries			3
Decrease due to increase in subsidiaries			(8)
Decrease due to decrease in subsidiaries			(6)
Reversal of land revaluation excess			1,127
Net changes in items other than stockholders’ equity in the period	275	8,237	(339,840)

Net changes in the period	275	8,237	(60,037)

Balance at the end of the period	¥2,559	¥1,679,975	¥10,636,234

(Continued)

	Millions of yen
	Stockholders’ equity
Six months ended September 30, 2016	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the period	¥2,337,895	¥757,306	¥4,534,472	¥(175,381)	¥7,454,294
Changes in the period
Cash dividends			(102,541)		(102,541)
Profit attributable to owners of parent			359,198		359,198
Purchase of treasury stock				(29)	(29)
Disposal of treasury stock		(0)		5	5
Changes in shareholders’ interest due to transaction with non-controlling interests		(4)			(4)
Increase due to increase in subsidiaries			2		2
Increase due to decrease in subsidiaries			7		7
Decrease due to increase in subsidiaries			(9)		(9)
Decrease due to decrease in subsidiaries			(0)		(0)
Reversal of land revaluation excess			5		5
Net changes in items other than stockholders’ equity in the period

Net changes in the period	—	(4)	256,662	(23)	256,634

Balance at the end of the period	¥2,337,895	¥757,301	¥4,791,135	¥(175,404)	¥7,710,928

	Millions of yen
	Accumulated other comprehensive income
Six months ended September 30, 2016	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the period	¥1,347,689	¥55,130	¥39,416	¥87,042	¥(69,811)	¥1,459,467
Changes in the period
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Increase due to increase in subsidiaries
Increase due to decrease in subsidiaries
Decrease due to increase in subsidiaries
Decrease due to decrease in subsidiaries
Reversal of land revaluation excess
Net changes in items other than stockholders’ equity in the period	(97,722)	25,486	(6)	(194,055)	19,014	(247,283)

Net changes in the period	(97,722)	25,486	(6)	(194,055)	19,014	(247,283)

Balance at the end of the period	¥1,249,967	¥80,617	¥39,410	¥(107,012)	¥(50,797)	¥1,212,184

	Millions of yen
Six months ended September 30, 2016	Stock acquisition rights	Non-controlling interests	Total net assets
Balance at the beginning of the period	¥2,884	¥1,531,022	¥10,447,669
Changes in the period
Cash dividends			(102,541)
Profit attributable to owners of parent			359,198
Purchase of treasury stock			(29)
Disposal of treasury stock			5
Changes in shareholders’ interest due to transaction with non-controlling interests			(4)
Increase due to increase in subsidiaries			2
Increase due to decrease in subsidiaries			7
Decrease due to increase in subsidiaries			(9)
Decrease due to decrease in subsidiaries			(0)
Reversal of land revaluation excess			5
Net changes in items other than stockholders’ equity in the period	306	(15,363)	(262,340)

Net changes in the period	306	(15,363)	(5,706)

Balance at the end of the period	¥3,190	¥1,515,659	¥10,441,962

(Continued)

	Millions of U.S. dollars
	Stockholders’ equity
Six months ended September 30, 2016	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the period	$23,136	$7,494	$44,874	$(1,736)	$73,768
Changes in the period
Cash dividends			(1,015)		(1,015)
Profit attributable to owners of parent			3,555		3,555
Purchase of treasury stock				(0)	(0)
Disposal of treasury stock		(0)		0	0
Changes in shareholders’ interest due to transaction with non-controlling interests		(0)			(0)
Increase due to increase in subsidiaries			0		0
Increase due to decrease in subsidiaries			0		0
Decrease due to increase in subsidiaries			(0)		(0)
Decrease due to decrease in subsidiaries			(0)		(0)
Reversal of land revaluation excess			0		0
Net changes in items other than stockholders’ equity in the period

Net changes in the period	—	(0)	2,540	(0)	2,540

Balance at the end of the period	$23,136	$7,494	$47,414	$(1,736)	$76,308

	Millions of U.S. dollars
	Accumulated other comprehensive income
Six months ended September 30, 2016	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the period	$13,337	$546	$390	$861	$(691)	$14,443
Changes in the period
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Increase due to increase in subsidiaries
Increase due to decrease in subsidiaries
Decrease due to increase in subsidiaries
Decrease due to decrease in subsidiaries
Reversal of land revaluation excess
Net changes in items other than stockholders’ equity in the period	(967)	252	(0)	(1,920)	188	(2,447)

Net changes in the period	(967)	252	(0)	(1,920)	188	(2,447)

Balance at the end of the period	$12,370	$798	$390	$(1,059)	$(503)	$11,996

	Millions of U.S. dollars
Six months ended September 30, 2016	Stock acquisition rights	Non-controlling interests	Total net assets
Balance at the beginning of the period	$29	$15,151	$103,391
Changes in the period
Cash dividends			(1,015)
Profit attributable to owners of parent			3,555
Purchase of treasury stock			(0)
Disposal of treasury stock			0
Changes in shareholders’ interest due to transaction with non-controlling interests			(0)
Increase due to increase in subsidiaries			0
Increase due to decrease in subsidiaries			0
Decrease due to increase in subsidiaries			(0)
Decrease due to decrease in subsidiaries			(0)
Reversal of land revaluation excess			0
Net changes in items other than stockholders’ equity in the period	3	(152)	(2,596)

Net changes in the period	3	(152)	(56)

Balance at the end of the period	$32	$14,999	$103,335

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen		Millions of U.S. dollars
Six months ended September 30	2015	2016	2016
Cash flows from operating activities:
Income before income taxes	¥630,832	¥541,066	$5,354
Depreciation	113,315	132,702	1,313
Losses on impairment of fixed assets	2,759	1,751	17
Amortization of goodwill	14,241	14,175	140
Gains on step acquisitions	—	(29,325)	(290)
Equity in (gains) losses of affiliates	43,389	(12,719)	(126)
Net change in reserve for possible loan losses	(56,198)	(31,268)	(309)
Net change in reserve for employee bonuses	(18,749)	(17,175)	(170)
Net change in reserve for executive bonuses	(3,339)	(2,456)	(24)
Net change in net defined benefit asset and liability	(1,081)	(25,456)	(252)
Net change in reserve for executive retirement benefits	(153)	(132)	(1)
Net change in reserve for point service program	565	1,300	13
Net change in reserve for reimbursement of deposits	(5,693)	(4,652)	(46)
Net change in reserve for losses on interest repayment	(39,221)	(43,750)	(433)
Interest income	(992,325)	(906,411)	(8,970)
Interest expenses	209,593	245,838	2,433
Net (gains) losses on securities	(55,339)	(78,412)	(776)
Net (gains) losses from money held in trust	(0)	(0)	(0)
Net exchange (gains) losses	68,641	756,125	7,483
Net (gains) losses from disposal of fixed assets	(1,997)	782	8
Net change in trading assets	(176,731)	544,789	5,391
Net change in trading liabilities	(131,294)	(379,542)	(3,756)
Net change in loans and bills discounted	(1,498,789)	(1,290,581)	(12,772)
Net change in deposits	1,104,718	708,141	7,008
Net change in negotiable certificates of deposit	1,643,657	(4,022,430)	(39,806)
Net change in borrowed money (excluding subordinated borrowings)	225,259	(1,789,154)	(17,706)
Net change in deposits with banks	186,660	2,005,953	19,851
Net change in call loans and bills bought and others	171,261	(245,598)	(2,430)
Net change in receivables under securities borrowing transactions	(22,614)	519,108	5,137
Net change in call money and bills sold and others	441,635	403,749	3,996
Net change in commercial paper	(271,667)	(843,046)	(8,343)
Net change in payables under securities lending transactions	424,782	1,160,278	11,482
Net change in foreign exchanges (assets)	(66,674)	24,597	243
Net change in foreign exchanges (liabilities)	(246,589)	(259,383)	(2,567)
Net change in lease receivables and investment assets	(24,054)	(24,660)	(244)
Net change in short-term bonds (liabilities)	196,700	(147,200)	(1,457)
Issuance and redemption of bonds (excluding subordinated bonds)	228,474	(71,669)	(709)
Net change in due to trust account	(120,837)	90,915	900
Interest received	1,002,309	919,568	9,100
Interest paid	(201,557)	(250,205)	(2,476)
Other, net	363,338	(561,887)	(5,560)

Subtotal	3,137,227	(2,966,275)	(29,355)

Income taxes paid	(129,019)	(104,086)	(1,030)

Net cash provided by (used in) operating activities	3,008,207	(3,070,361)	(30,385)

(Continued)
	Millions of yen				Millions of U.S. dollars
Six months ended September 30	2015		2016		2016
Cash flows from investing activities:
Purchases of securities		¥(11,941,885)		¥(11,611,556)	$(114,909)
Proceeds from sale of securities		9,012,534		9,208,484	91,128
Proceeds from redemption of securities		3,635,158		4,645,451	45,972
Purchases of money held in trust		(0)		(0)	(0)
Proceeds from sale of money held in trust		962		868	9
Purchases of tangible fixed assets		(220,158)		(205,601)	(2,035)
Proceeds from sale of tangible fixed assets		55,373		63,426	628
Purchases of intangible fixed assets		(75,101)		(71,035)	(703)
Proceeds from sale of intangible fixed assets		205		1	0
Purchases of stocks of subsidiaries resulting in change in scope of consolidation		—		(199,755)	(1,977)
Proceeds from sale of stocks of subsidiaries resulting in change in scope of consolidation		6,698		1,193	12

Net cash provided by (used in) investing activities		473,785		1,831,476	18,124

Cash flows from financing activities:
Proceeds from issuance of subordinated borrowings		8,000		—	—
Repayment of subordinated borrowings		(11,250)		(8,000)	(79)
Proceeds from issuance of subordinated bonds and bonds with stock acquisition rights		576,446		248,771	2,462
Redemption of subordinated bonds and bonds with stock acquisition rights		(60,610)		(36,641)	(363)
Dividends paid		(109,372)		(102,518)	(1,015)
Dividends paid to non-controlling stockholders		(42,747)		(36,915)	(365)
Purchases of treasury stock		(113)		(29)	(0)
Proceeds from disposal of treasury stock		21		5	0
Purchase of stocks of subsidiaries not resulting in change in scope of consolidation		(4)		(1)	(0)
Proceeds from sale of stocks of subsidiaries not resulting in change in scope of consolidation		98		378	4

Net cash provided by (used in) financing activities		360,466		65,048	644

Effect of exchange rate changes on cash and cash equivalents		(7,099)		(240,685)	(2,382)

Net change in cash and cash equivalents		3,835,360		(1,414,521)	(13,998)

Cash and cash equivalents at the beginning of the period		33,598,680		37,556,806	371,666
Increase in cash and cash equivalents resulting from inclusion of subsidiaries in consolidation		33		0	0
Decrease in cash and cash equivalents resulting from exclusion of subsidiaries from consolidation		—		(1)	(0)

Cash and cash equivalents at the end of the period	*1	¥37,434,075	*1	¥36,142,283	$357,667

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Basis of presentation)

Sumitomo Mitsui Financial Group, Inc. (“SMFG”) was established on December 2, 2002 as a holding company for the SMFG group through a statutory share transfer (kabushiki iten) of all of the outstanding equity securities of Sumitomo Mitsui Banking Corporation (“SMBC”) in exchange for SMFG’s newly issued securities. SMFG is a joint stock corporation with limited liability (Kabushiki Kaisha) incorporated under the Companies Act of Japan. Upon formation of SMFG and completion of the statutory share transfer, SMBC became a direct wholly owned subsidiary of SMFG.

SMFG has prepared the accompanying consolidated financial statements in accordance with the provisions set forth in the Japanese Financial Instruments and Exchange Act and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan (“Japanese GAAP”), which are different in certain respects as to application and disclosure requirements from International Financial Reporting Standards (“IFRS”).

The accounts of overseas subsidiaries and affiliated companies are, in principle, integrated with those of SMFG’s accounting policies for purposes of consolidation unless they apply different accounting principles and standards as required under U.S. GAAP or IFRS, in which case a certain limited number of items are adjusted based on their materiality.

These consolidated financial statements are translated from the consolidated financial statements contained in the interim securities report filed under the Financial Instrument and Exchange Act of Japan (“FIEA based financial statements”) except for the addition of the non-consolidated financial statements and U.S. dollar figures.

Amounts less than 1 million yen have been rounded down. As a result, the totals in Japanese yen shown in the financial statements do not necessarily agree with the sum of the individual amounts.

The translation of the Japanese yen amounts into U.S. dollars is included solely for the convenience of readers outside Japan, using the prevailing exchange rate at September 30, 2016 which was ¥101.05 to US$1. These translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at that rate.

(Significant accounting policies for preparing interim consolidated financial statements)

1.  Scope of consolidation

(1)	Consolidated subsidiaries

The number of consolidated subsidiaries at September 30, 2016 is 366.
Principal companies:

Sumitomo Mitsui Banking Corporation (“SMBC”)

SMBC Trust Bank Ltd. (“SMBC Trust”)

Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”)

SMBC Nikko Securities Inc. (“SMBC Nikko”)

SMBC Friend Securities Co., Ltd. (“SMBC Friend”)

Sumitomo Mitsui Card Company, Limited (“SMCC”)

Cedyna Financial Corporation (“Cedyna”)

SMBC Consumer Finance Co., Ltd. (“SMBCCF”)

The Japan Research Institute, Limited

Sumitomo Mitsui Asset Management Company, Limited

THE MINATO BANK, LTD. (“MINATO”)

Kansai Urban Banking Corporation (“KUBC”)

Sumitomo Mitsui Banking Corporation Europe Limited

Sumitomo Mitsui Banking Corporation (China) Limited

SMBC Guarantee Co., Ltd.

SMBC Capital Markets, Inc.

Changes in the consolidated subsidiaries in the six months ended September 30, 2016 are as follows:

Sumitomo Mitsui Asset Management Company, Limited and SMFL Capital Company, Limited. and other 36 companies were newly included in the scope of consolidation as a result of the acquisition of stocks and for other reasons.

SAKURA CARD CO., Ltd. and other 12 companies were excluded from the scope of consolidation due to a merger and for other reasons.

(2)	Unconsolidated subsidiaries

Principal company:	SBCS Co., Ltd.

173 unconsolidated subsidiaries are operators of silent partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, they have been excluded from the scope of consolidation pursuant to Article 5 Paragraph 1 Item 2 of Ordinance on Terminology, Forms and Preparation Methods of Interim Consolidated Financial Statements.

Other unconsolidated subsidiaries are also excluded from the scope of consolidation because their total amounts in terms of total assets, ordinary income, net income and retained earnings are immaterial, as such, they do not hinder a rational judgment of SMFG’s financial position and results of operations when excluded from the scope of consolidation.

2.  Application of the equity method

(1)	Unconsolidated subsidiaries accounted for by the equity method

The number of unconsolidated subsidiaries accounted for by the equity method at September 30, 2016 is 5.

Principal company:	SBCS Co., Ltd.

(2)	Affiliates accounted for by the equity method

The number of affiliates accounted for by the equity method at September 30, 2016 is 53.

Principal companies:	PT Bank Tabungan Pensiunan Nasional Tbk. Sumitomo Mitsui Auto Service Company, Limited Daiwa SB Investments Ltd.

Changes in the equity method affiliates in the six months ended September 30, 2016 are as follows:

2 companies newly became equity method affiliates due to the increase in the ratio of voting rights and for other reasons.

Sumitomo Mitsui Asset Management Company, Limited and other 2 companies were excluded from the scope of equity method due to inclusion in the scope of consolidation resulting from the acquisition of stocks.

(3)	Unconsolidated subsidiaries that are not accounted for by the equity method

173 unconsolidated subsidiaries that are not accounted for by the equity method are operators of silent partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, they have not been accounted for by the equity method pursuant to Article 7 Paragraph 1 Item 2 of Ordinance on Terminology, Forms and Preparation Methods of Interim Consolidated Financial Statements.

(4)	Affiliates that are not accounted for by the equity method

Principal company:     Daiwa SB Investments (USA) Ltd.

Affiliates that are not accounted for by the equity method are also excluded from the scope of equity method because their total amounts in terms of net income and retained earnings are immaterial, and as such, they do not hinder a rational judgment of SMFG’s financial position and results of operations when excluded from the scope of equity method.

3.  The interim balance sheet dates of consolidated subsidiaries

(1)	The interim balance sheet dates of the consolidated subsidiaries at September 30, 2016 are as follows:

October 31	2
November 30	2
December 31	9
January 31	1
March 31	8
April 30	3
May 31	5
June 30	160
July 31	14
August 31	5
September 30	157

(2)

The subsidiaries with interim balance sheets dated October 31, November 30, December 31, January 31, March 31 and May 31 are consolidated using the financial statements as of September 30. The subsidiaries with interim balance sheets dated April 30 are consolidated using the financial statements as of July 31. Certain subsidiaries with interim balance sheets dated June 30 and July 31 are consolidated using the financial statements as of September 30. Other subsidiaries are consolidated using the financial statements as of their respective interim balance sheet dates.

Appropriate adjustments were made to material transactions during the periods between their respective interim balance sheet dates and the interim consolidated closing date.

4.  Accounting policies

(1)	Standards for recognition and measurement of trading assets/liabilities and trading income/losses

Transactions for trading purposes (seeking gains arising from short-term changes in interest rates, currency exchange rates, or market prices of securities and other market related indices or from variation among markets) are included in “Trading assets” or “Trading liabilities” on the interim consolidated balance sheets on a trade date basis. Profits and losses on trading-purpose transactions are recognized on a trade date basis, and recorded as “Trading income” and “Trading losses.”

Securities and monetary claims purchased for trading purposes are stated at the interim period-end market value, and financial derivatives such as swaps, futures and options are stated at amounts that would be settled if the transactions were terminated at the interim consolidated balance sheet date.

“Trading income” and “Trading losses” include interest received or paid during the interim period. The valuation differences of securities and monetary claims between the previous fiscal year-end and the interim period-end are also recorded in the above-mentioned accounts. As for the derivatives, assuming that the settlement will be made in cash, the valuation differences between the previous fiscal year-end and the interim period-end are also recorded in the above-mentioned accounts.

(2)	Standards for recognition and measurement of securities

1)

Debt securities that consolidated subsidiaries have the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are carried at amortized cost (straight-line method) using the moving-average method. Investments in unconsolidated subsidiaries and affiliates that are not accounted for by the equity method are carried at cost using the moving-average method. Securities other than trading purpose securities, held-to-maturity securities and investments in unconsolidated subsidiaries and affiliates are classified as “Other securities” (available-for-sale securities). Stocks (including foreign stocks) in Other securities are carried at their average market prices during the final month of the interim period, and bonds and others are carried at their average market prices during the final month of the interim period, and bonds and others are carried at their interim period-end market prices (cost of securities sold is calculated using primarily the moving-average method). Other securities which are extremely difficult to determine fair value are carried at cost using the moving-average method.

Net unrealized gains (losses) on other securities, net of income taxes, are included in “Net assets,” after deducting the amount that is reflected in the interim period’s earnings by applying fair value hedge accounting.

2)	Securities included in “Money held in trust” are carried in the same method as in (1) and (2) 1) above.

(3)	Standards for recognition and measurement of derivative transactions

Derivative transactions, excluding those classified as trading derivatives, are carried at fair value.

(4)	Depreciation

1)	Tangible fixed assets (excluding assets for rent and lease assets)

Buildings owned by SMFG and SMBC are depreciated using the straight-line method. Others are depreciated using the declining-balance method. The depreciation expense for the interim period is calculated by proportionally allocating the estimated annual expense to the interim period. The estimated useful lives of major items are as follows:

Buildings:	7 to 50 years
Others:	2 to 20 years

Other consolidated subsidiaries depreciate tangible fixed assets primarily using the straight-line method over the estimated useful lives of the respective assets.

2)	Intangible fixed assets

Intangible fixed assets are depreciated using the straight-line method. Capitalized software for internal use owned by SMFG and its consolidated domestic subsidiaries is depreciated over its estimated useful life (basically 5 years).

3)	Assets for rent

Assets for rent are depreciated using the straight-line method, assuming that lease terms are, in principle, their depreciation period and the salvage is estimated disposal value when the lease period expires.

4)	Lease assets

Lease assets with respect to non-transfer ownership finance leases, which are recorded in “Tangible fixed assets,” are depreciated using the straight-line method, assuming that lease terms are their expected lifetime and salvage values are zero.

(5)	Reserve for possible loan losses

The reserve for possible loan losses of major consolidated subsidiaries is provided as detailed below in accordance with the internal standards for write-offs and provisions.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings (“bankrupt borrowers”) or borrowers that are not legally or formally insolvent but are regarded as substantially in the same situation (“effectively bankrupt borrowers”), a reserve is provided based on the amount of claims, after the write-off stated below, net of the expected amount of recoveries from collateral and guarantees. For claims on borrowers that are not currently bankrupt but are perceived to have a high risk of falling into bankruptcy (“potentially bankrupt borrowers”), a reserve is provided in the amount deemed necessary based on an overall solvency assessment of the borrowers, net of the expected amount of recoveries from collateral and guarantees.

Discounted Cash Flows (“DCF”) method is used for claims on borrowers whose cash flows from collection of principals and interest can be rationally estimated and SMBC applies it to claims on large potentially bankrupt borrowers and claims on large borrowers requiring close monitoring that have been classified as “Past due loans (3 months or more)” or “Restructured loans,” whose total loans from SMBC exceed a certain amount. SMBC establishes a reserve for possible loan losses using the DCF method for such claims in the amount of the difference between the present value of principal and interest (calculated using the rationally estimated cash flows discounted at the initial contractual interest rate) and the book value.

For other claims, a reserve is provided based on the historical loan-loss ratio. For claims originated in specific overseas countries, an additional reserve is provided in the amount deemed necessary based on the assessment of political and economic conditions.

Branches and credit supervision departments assess all claims in accordance with the internal rules for self-assessment of assets, and the Credit Review Department, independent from these operating sections, audits their assessment.

The reserve for possible loan losses of SMFG and other consolidated subsidiaries for general claims is provided in the amount deemed necessary based on the historical loan-loss ratios, and for doubtful claims in the amount deemed uncollectible based on assessment of each claim.

For collateralized or guaranteed claims on bankrupt borrowers and effectively bankrupt borrowers, the amount exceeding the estimated value of collateral and guarantees is deemed to be uncollectible and written off against the total outstanding amount of the claims. The amounts of write-off were ¥320,321 million and ¥301,983 million at September 30 and March 31, 2016, respectively.

(6)	Reserve for employee bonuses

The reserve for employee bonuses is provided for payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to the interim period.

(7)	Reserve for executive retirement benefits

The reserve for executive retirement benefits is provided for payment of retirement benefits to directors, corporate auditors and other executive officers, in the amount deemed accrued at the interim period-end based on our internal regulations.

(8)	Reserve for point service program

The reserve for point service program is provided for the potential future redemption of points awarded to customers under the “SMBC Point Pack,” credit card points programs, and other customer points award programs. The amount is calculated by converting the outstanding points into a monetary amount, and rationally estimating and recognizing the amount that will be redeemed in the future.

(9)	Reserve for reimbursement of deposits

The reserve for reimbursement of deposits which were derecognized as liabilities under certain conditions is provided for the possible losses on the future claims of withdrawal based on the historical reimbursements.

(10)	Reserve for losses on interest repayment

The reserve for losses on interest repayment is provided for the possible losses on future claims of repayment of interest based on historical interest repayment experience.

(11)	Reserve under the special laws

The reserve under the special laws is a reserve for contingent liabilities and provided for compensation for losses from securities related transactions or derivative transactions, pursuant to Article 46-5 of the Financial Instruments and Exchange Act.

(12)	Employee retirement benefits

In calculating the projected benefit obligation, mainly the benefit formula basis is used to calculate the expected benefit attributable to the respective interim period.

Unrecognized prior service cost is amortized on a straight-line basis, primarily over 9 years within the employees’ average remaining service period at incurrence.

Unrecognized net actuarial gain (loss) is amortized on a straight-line basis, primarily over 9 years within the employees’ average remaining service period, commencing from the next fiscal year of incurrence.

(13)	Translation of foreign currency assets and liabilities

Assets and liabilities of SMFG and SMBC denominated in foreign currencies and accounts of SMBC overseas branches are translated into Japanese yen mainly at the exchange rate prevailing at the interim consolidated balance sheet date, with the exception of stocks of subsidiaries and affiliates translated at rates prevailing at the time of acquisition.

Other consolidated subsidiaries’ assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rate prevailing at their respective interim balance sheet dates.

(14)	Lease transactions

1)	Recognition of income on finance leases

Interest income is allocated to each period.

2)	Recognition of income on operating leases

Primarily, lease-related income is recognized on a straight-line basis over the full term of the lease, based on the contractual amount of lease fees per month.

3)	Recognition of income and expenses on installment sales

Primarily, installment-sales-related income and installment-sales-related expenses are recognized on a due-date basis over the full period of the installment sales.

(15)	Hedge accounting

1)	Hedging against interest rate changes

As for the hedge accounting method applied to hedging transactions for interest rate risk arising from financial assets and liabilities, SMBC applies deferred hedge accounting.

SMBC applies deferred hedge accounting stipulated in “Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (JICPA Industry Audit Committee Report No. 24, February 13, 2002) to portfolio hedges on groups of large-volume, small-value monetary claims and debts.

As for the portfolio hedges to offset market fluctuation, SMBC assesses the effectiveness of such hedges by classifying the hedged items (such as deposits and loans) and the hedging instruments (such as interest rate swaps) by their maturity. As for the portfolio hedges to fix cash flows, SMBC assesses the effectiveness of such hedges by verifying the correlation between the hedged items and the hedging instruments.

As for the individual hedges, SMBC also assesses the effectiveness of such individual hedges.

2)	Hedging against currency fluctuations

SMBC applies deferred hedge accounting stipulated in “Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry” (JICPA Industry Audit Committee Report No. 25, July 29, 2002) to currency swap and foreign exchange swap transactions executed for the purpose of lending or borrowing funds in different currencies.

Pursuant to JICPA Industry Audit Committee Report No. 25, SMBC assesses the effectiveness of currency swap and foreign exchange swap transactions executed for the purpose of offsetting the risk of changes in currency exchange rates by verifying that there are foreign-currency monetary claims and debts corresponding to the foreign-currency positions.

In order to hedge risk arising from volatility of exchange rates for stocks of subsidiaries and affiliates and other securities (excluding bonds) denominated in foreign currencies, SMBC applies deferred hedge accounting or fair value hedge accounting, on the conditions that the hedged securities are designated in advance and that sufficient on-balance (actual) or off-balance (forward) liability exposure exists to cover the cost of the hedged securities denominated in the same foreign currencies.

3)	Hedging against share price fluctuations

SMBC applies fair value hedge accounting to individual hedges offsetting the price fluctuation of the shares that are classified under Other securities, and accordingly evaluates the effectiveness of such individual hedges.

4)	Transactions between consolidated subsidiaries

As for derivative transactions between consolidated subsidiaries or internal transactions between trading accounts and other accounts (or among internal sections), SMBC manages the interest rate swaps and currency swaps that are designated as hedging instruments in accordance with the non-arbitrary and strict criteria for external transactions stipulated in JICPA Industry Audit Committee Report No. 24 and No. 25. Therefore, SMBC accounts for the gains or losses that arise from interest rate swaps and currency swaps in its earnings or defers them, rather than eliminating them.

Certain other consolidated subsidiaries apply the deferred hedge accounting, fair value hedge accounting or the special treatment for interest rate swaps.

(16)	Amortization of goodwill

Goodwill is amortized using the straight-line method over a period in which its benefit is expected to be realized, not to exceed 20 years. Immaterial goodwill is charged or credited to income directly when incurred.

(17)	Scope of “Cash and cash equivalents” on interim consolidated statements of cash flows

For the purposes of presenting the interim consolidated statements of cash flows, “Cash and cash equivalents” are cash on hand, non-interest earning deposits with banks and deposits with the Bank of Japan.

(18)	Consumption taxes

National and local consumption taxes of SMFG and its consolidated domestic subsidiaries are accounted for using the tax-excluded method.

(Changes in accounting policies due to application of new or revised accounting standards)

In accordance with the revision to the Corporation Tax Act, some domestic consolidated subsidiaries apply the “Practical Solution on a change in depreciation method due to Tax Reform 2016” (ASBJ Practical Issue Task Force No.32, issued on June 17, 2016) and changed the depreciation method for buildings and accompanying facilities and structure acquired on or after April 1, 2016 from the declining-balance method to the straight-line method, starting from the six months ended September 30, 2016. Effects of this change to Ordinary Profit and Income before income taxes during the six months ended September 30, 2016 are immaterial.

(Additional information)

SMFG applies the “Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26 issued on March 28, 2016) from the six months ended September 30, 2016.

(Notes to interim consolidated balance sheets)

*1	Japanese stocks and investments in unconsolidated subsidiaries and affiliates

Japanese stocks and investments in unconsolidated subsidiaries and affiliates at March 31, 2016 and September 30, 2016 were as follows:

	Millions of yen
	March 31, 2016	September 30, 2016
Japanese stocks	¥609,830	¥571,635
Investments	592	1,362

*2	Unsecured loaned securities for which borrowers have the right to sell or pledge

The amount of unsecured loaned securities for which borrowers have the right to sell or pledge at March 31, 2016 and September 30, 2016 were as follows:

	Millions of yen
	March 31, 2016	September 30, 2016
Japanese government bonds in “Securities”	¥900	¥—

As for the unsecured borrowed securities, securities under resale agreements and securities borrowed with cash collateral with rights to sell or pledge without restrictions, those securities pledged, those securities lent and those securities held without being disposed at March 31, 2016 and September 30, 2016 were as follows:

	Millions of yen
	March 31, 2016	September 30, 2016
Securities pledged	¥5,245,608	¥5,146,235
Securities lent	2,692	4,331
Securities held without being disposed	3,152,831	2,562,135

*3	Bankrupt loans and non-accrual loans

Bankrupt loans and non-accrual loans at March 31, 2016 and September 30, 2016 were as follows:

	Millions of yen
	March 31, 2016	September 30, 2016
Bankrupt loans	¥44,748	¥47,140
Non-accrual loans	594,077	528,527

“Bankrupt loans” are loans, after write-off, to legally bankrupt borrowers as defined in Article 96-1-3 and 96-1-4 of “Order for Enforcement of the Corporation Tax Act” (Cabinet Order No. 97 of 1965) and on which accrued interest income is not recognized as there is substantial doubt about the ultimate collectability of either principal or interest because they are past due for a considerable period of time or for other reasons.

“Non-accrual loans” are loans on which accrued interest income is not recognized, excluding “Bankrupt loans” and loans on which interest payments are deferred in order to support the borrowers’ recovery from financial difficulties.

*4	Past due loans (3 months or more)

Past due loans (3 months or more) at March 31, 2016 and September 30, 2016 were as follows:

	Millions of yen
	March 31, 2016	September 30, 2016
Past due loans (3 months or more)	¥19,845	¥17,757

“Past due loans (3 months or more)” are loans on which the principal or interest payment is past due for 3 months or more, excluding “Bankrupt loans” and “Non-accrual loans.”

*5	Restructured loans

Restructured loans at March 31, 2016 and September 30, 2016 were as follows:

	Millions of yen
	March 31, 2016	September 30, 2016
Restructured loans	¥266,698	¥266,380

“Restructured loans” are loans on which terms and conditions have been amended in favor of the borrowers (e.g. reduction of the original interest rate, deferral of interest payments, extension of principal repayments or debt forgiveness) in order to support the borrowers’ recovery from financial difficulties, excluding “Bankrupt loans,” “Non-accrual loans” and “Past due loans (3 months or more).”

*6	Risk-monitored loans

The total amount of bankrupt loans, non-accrual loans, past due loans (3 months or more) and restructured loans at March 31, 2016 and September 30, 2016 were as follows:

	Millions of yen
	March 31, 2016	September 30, 2016
Risk-monitored loans	¥925,370	¥859,806

The amounts of loans presented in Notes *3 to *6 above are the amounts before deduction of reserve for possible loan losses.

*7	Bills discounted

Bills discounted are accounted for as financial transactions in accordance with the “Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (JICPA Industry Audit Committee Report No. 24, February 13, 2002). SMBC and its banking subsidiaries have rights to sell or pledge without restrictions bank acceptance bought, commercial bills discounted, documentary bills and foreign exchanges bought, etc. The total face value at March 31, 2016 and September 30, 2016 were as follows:

	Millions of yen
	March 31, 2016	September 30, 2016
Bills discounted	¥820,990	¥746,480

*8	Assets pledged as collateral

Assets pledged as collateral at March 31, 2016 and September 30, 2016 consisted of the following:

March 31, 2016	Millions of yen	September 30, 2016	Millions of yen
Assets pledged as collateral:		Assets pledged as collateral:
Cash and due from banks	¥75,954	Cash and due from banks	¥58,068
Call loans and bills bought	433,224	Monetary claims bought	43,278
Monetary claims bought	49,961	Trading assets	1,415,466
Trading assets	2,531,750	Securities	3,061,069
Securities	5,560,230	Loans and bills discounted	4,782,164
Loans and bills discounted	2,609,736	Lease receivables and investment assets	2,156
Lease receivables and investment assets	2,467	Tangible fixed assets	9,345
Tangible fixed assets	9,557	Other assets (installment account receivable, etc.)	1,294
Other assets (installment account receivable, etc.)	135
Liabilities corresponding to assets pledged as collateral:		Liabilities corresponding to assets pledged as collateral:
Deposits	39,403	Deposits	34,881
Payables under repurchase agreements	448,908	Payables under repurchase agreements	686,494
Payables under securities lending transactions	3,307,827	Payables under securities lending transactions	5,172,478
Trading liabilities	430,159	Borrowed money	3,544,315
Borrowed money	4,922,927	Other liabilities	24,921
Other liabilities	28,710	Acceptances and guarantees	174,101
Acceptances and guarantees	194,035

In addition to the assets presented above, the following assets were pledged as collateral for cash settlements, and substitution for margins of futures transactions and certain other purposes at March 31, 2016 and September 30, 2016:

March 31, 2016	Millions of yen	September 30, 2016	Millions of yen
Cash and due from banks	¥12,731	Cash and due from banks	¥11,434
Trading assets	13,026	Trading assets	62,621
Securities	6,284,022	Securities	6,787,725
		Loans and bills discounted	6,358,601

Other assets include collateral money deposited for financial instruments, surety deposits, margin of futures markets and other margins. The amounts for such assets were as follows:

March 31, 2016	Millions of yen	September 30, 2016	Millions of yen
Collateral money deposited for financial instruments	¥873,964	Collateral money deposited for financial instruments	¥963,139
Surety deposits	114,976	Surety deposits	114,734
Margins of futures markets	47,015	Margins of futures markets	59,614
Other margins	35,058	Other margins	25,088

*9	Commitment line contracts on overdrafts and loans

Commitment line contracts on overdrafts and loans are agreements to lend to customers, up to a prescribed amount, as long as there is no violation of any condition established in the contracts. The amounts of unused commitments at March 31, 2016 and September 30, 2016 were as follows:

	Millions of yen
	March 31, 2016	September 30, 2016
The amounts of unused commitments	¥57,798,996	¥56,598,481
The amounts of unused commitments whose original contract terms are within 1 year or unconditionally cancelable at any time	42,315,486	42,318,085

Since many of these commitments are expected to expire without being drawn upon, the total amount of unused commitments does not necessarily represent actual future cash flow requirements. Many of these commitments include clauses under which SMBC and other consolidated subsidiaries can reject an application from customers or reduce the contract amounts in the event that economic conditions change, SMBC and other consolidated subsidiaries need to secure claims, or other events occur. In addition, SMBC and other consolidated subsidiaries may request the customers to pledge collateral such as premises and securities at the time of the contracts, and take necessary measures such as monitoring customers’ financial positions, revising contracts when such need arises and securing claims after the contracts are made.

*10	Land revaluation excess

SMBC and other consolidated subsidiaries revalued their own land for business activities in accordance with “Act on Revaluation of Land” (the “Act”) (Act No. 34, effective March 31, 1998) and “Act for Partial Revision of Act on Revaluation of Land” (Act No. 19, effective March 31, 2001). The income taxes corresponding to the net unrealized gains are reported in “Liabilities” as “Deferred tax liabilities for land revaluation excess,” and SMFG’s share of the net unrealized gains, net of deferred taxes, are reported as “Land revaluation excess” in “Net assets.”

Certain affiliates also revalued its own land for business activities in accordance with the Act. SMFG’s share of the net unrealized gains, net of deferred taxes, are reported as “Land revaluation excess” in “Net assets.”

Date of the revaluation

SMBC: March 31, 1998 and March 31, 2002

Other consolidated subsidiaries and affiliates: March 31, 1999 and March 31, 2002

Method of revaluation (stipulated in Article 3-3 of the Act)

SMBC: Fair values were determined by applying appropriate adjustments for land shape and timing of appraisal to the values stipulated in Article 2-3, 2-4 or 2-5 of “Order for Enforcement of Act on Revaluation of Land” (Cabinet Order No. 119 effective March 31, 1998).

Other consolidated subsidiaries and affiliates: Fair values were determined based on the values stipulated in Articles 2-3 and 2-5 of “Order for Enforcement of Act on Revaluation of Land” (Cabinet Order No. 119 effective March 31, 1998).

*11	Accumulated depreciation on tangible fixed assets

Accumulated depreciation on tangible fixed assets at March 31, 2016 and September 30, 2016 were as follows:

	Millions of yen
	March 31, 2016	September 30, 2016
Accumulated depreciation	¥977,479	¥1,120,898

*12	Subordinated borrowings

The balance of subordinated borrowings with the special clause specifying that the repayment order of the borrowing subordinate to other borrowings included in “Borrowed money” at March 31, 2016 and September 30, 2016 were as follows:

	Millions of yen
	March 31, 2016	September 30, 2016
Subordinated borrowings	¥295,199	¥287,200

*13	Subordinated bonds

The balance of subordinated bonds included in “Bonds” at March 31, 2016 and September 30, 2016 were as follows:

	Millions of yen
	March 31, 2016	September 30, 2016
Subordinated bonds	¥2,142,286	¥2,306,217

*14	Guaranteed amount to privately-placed bonds

The amount guaranteed by SMBC and its banking subsidiaries to privately-placed bonds (stipulated by Article 2-3 of the Financial Instruments and Exchange Act) in “Securities” at March 31, 2016 and September 30, 2016 were as follows:

	Millions of yen
	March 31, 2016	September 30, 2016
Guaranteed amount to privately-placed bonds	¥2,004,096	¥1,878,502

(Notes to interim consolidated statements of income)

*1	Other income

“Other income” for the six months ended September 30, 2015 and 2016 included the following:

Six months ended September 30, 2015	Millions of yen	Six months ended September 30, 2016	Millions of yen
Gains on sales of stocks	¥42,913	Gains on sales of stocks	¥30,396
Recoveries of written-off claims	9,955

*2	General and administrative expenses

“General and administrative expenses” for the six months ended September 30, 2015 and 2016 included the following:

Six months ended September 30, 2015	Millions of yen	Six months ended September 30, 2016	Millions of yen
Salaries and related expenses	¥315,186	Salaries and related expenses	¥321,577

*3	Other expenses

“Other expenses” for the six months ended September 30, 2015 and 2016 included the following:

Six months ended September 30, 2015	Millions of yen	Six months ended September 30, 2016	Millions of yen
Write-off of loans	¥34,476	Write-off of loans	¥35,116
Equity in losses of affiliates	43,389	Provision for reserve for possible loan losses	26,109

*4	Extraordinary gains

Extraordinary gains for the six months ended September 30, 2015 and 2016 were as follows:

Six months ended September 30, 2015	Millions of yen	Six months ended September 30, 2016	Millions of yen
Gains on disposal of fixed assets	¥3,647	Gains on step acquisitions	¥29,325

*5	Extraordinary losses

Extraordinary losses for the six months ended September 30, 2015 and 2016 included the following:

Six months ended September 30, 2015	Millions of yen	Six months ended September 30, 2016	Millions of yen
Losses on impairment of fixed assets	¥2,759	Losses on impairment of fixed assets	¥1,751
Losses on disposal of fixed assets	1,649	Losses on disposal of fixed assets	908

*6	Losses on impairment of fixed assets

The differences between the recoverable amounts and the book value of the following assets are recognized as “Losses on impairment of fixed assets,” and included in “Extraordinary losses” for the six months ended September 30, 2015 and 2016.

Six months ended September 30, 2015			Millions of yen
Area	Purpose of use	Type	Impairment loss
Tokyo metropolitan area	Branches (2 items)	Land and buildings, etc.	¥1
	Idle assets (17 items)		1,742
Kinki area	Branches (7 items)	Land and buildings, etc.	384
	Idle assets (16 items)		383
Other	Idle assets (8 items)	Land and buildings, etc.	248

Six months ended September 30, 2016			Millions of yen
Area	Purpose of use	Type	Impairment loss
Tokyo metropolitan area	Corporate asset (1 item)	Land and buildings, etc.	¥100
	Idle assets (18 items)		959
Kinki area	Branches (9 items)	Land and buildings, etc.	95
	Corporate asset (1 item)		32
	Idle assets (17 items)		386
Other	Idle assets (10 items)	Land and buildings, etc.	176
	Others (3 items)		0

At SMBC, a branch, which continuously manages and determines its income and expenses, is the smallest unit of asset group for recognition and measurement of impairment loss of fixed assets. Assets such as corporate headquarters facilities, training facilities, data and system centers, and health and recreational facilities which do not produce cash flows that can be attributed to individual assets are treated as corporate assets. As for idle assets, impairment loss is measured individually. At SMFG and other consolidated subsidiaries, a branch or other group is the smallest asset grouping unit as well.

The carrying amounts of idle assets at SMBC are reduced to their recoverable amounts, and the decreased amounts are included in “Extraordinary losses” as “Losses on impairment of fixed assets,” if there are indicators that the invested amounts may not be recoverable. And the carrying amounts of branches, corporate assets and idle assets at other consolidated subsidiaries are reduced in the same method as at SMBC.

The recoverable amount is calculated using net realizable value which is basically determined by subtracting the expected disposal cost from the appraisal value based on the Real Estate Appraisal Standard.

(Notes to interim consolidated statements of changes in net assets)

Six months ended September 30, 2015

1.  Type and number of shares issued and treasury stock

	Number of shares
	At the beginning of the period	Increase	Decrease	At the end of the period	Notes
Shares issued
Common stock	1,414,055,625	—	—	1,414,055,625

Total	1,414,055,625	—	—	1,414,055,625

Treasury stock
Common stock	46,814,201	21,397	9,272	46,826,326	1, 2

Total	46,814,201	21,397	9,272	46,826,326

Notes:	1.	Increase of 21,397 shares in the number of treasury common stock was due to purchases of fractional shares.
	2.	Decrease of 9,272 shares in the number of treasury common stock was due to sales of fractional shares and exercise of stock options.

2.  Information on stock acquisition rights

			Number of shares				Millions of yen
	Details of stock acquisition rights	Type of shares	At the beginning of the period	Increase	Decrease	At the end of the period	At the end of the period	Notes
SMFG	Stock acquisition rights as stock options	—	—	—	—	—	¥2,338
Consolidated subsidiaries	—	—					221

Total							¥2,559

3.  Information on dividends

(1)	Dividends paid in the period

Date of resolution	Type of shares	Millions of yen, except per share amount
		Cash dividends	Cash dividends per share	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 26, 2015	Common stock	¥ 112,804	¥ 80	March 31, 2015	June 26, 2015

(2)	Dividends to be paid after the period

Millions of yen, except per share amount
Date of resolution	Type of shares	Cash dividends	Source of dividends	Cash dividends per share	Record date	Effective date
Meeting of the Board of Directors held on November 12, 2015	Common stock	¥ 105,753	Retained earnings	¥ 75	September 30, 2015	December 3, 2015

Six months ended September 30, 2016

1.  Type and number of shares issued and treasury stock

	Number of shares
	At the beginning of the period	Increase	Decrease	At the end of the period	Notes
Shares issued
Common stock	1,414,055,625	—	—	1,414,055,625

Total	1,414,055,625	—	—	1,414,055,625

Treasury stock
Common stock	46,830,882	8,697	1,732	46,837,847	1, 2

Total	46,830,882	8,697	1,732	46,837,847

Notes:	1.	Increase of 8,697 shares in the number of treasury common stock was due to purchases of fractional shares.
	2.	Decrease of 1,732 shares in the number of treasury common stock was due to sales of fractional shares and exercise of stock options.

2.  Information on stock acquisition rights

			Number of shares				Millions of yen
	Details of stock acquisition rights	Type of shares	At the beginning of the period	Increase	Decrease	At the end of the period	At the end of the period	Notes
SMFG	Stock acquisition rights as stock options	—	—	—	—	—	¥2,931
Consolidated subsidiaries	—	—					259

Total							¥3,190

3.  Information on dividends

(1)	Dividends paid in the period

Millions of yen, except per share amount
Date of resolution	Type of shares	Cash dividends	Cash dividends per share	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 29, 2016	Common stock	¥ 105,753	¥ 75	March 31, 2016	June 29, 2016

(2)	Dividends to be paid after the period

Millions of yen, except per share amount
Date of resolution	Type of shares	Cash dividends	Source of dividends	Cash dividends per share	Record date	Effective date
Meeting of the Board of Directors held on November 11, 2016	Common stock	¥ 105,752	Retained earnings	¥ 75	September 30, 2016	December 2, 2016

(Notes to interim consolidated statements of cash flows)

*1    The relation between the amounts of accounts listed on the interim consolidated financial statements and “Cash and cash equivalents”

	Millions of yen
Six months ended September 30	2015	2016
Cash and due from banks	¥43,387,549	¥39,289,020
Interest earning deposits with banks (excluding the deposit with the Bank of Japan)	(5,953,474)	(3,146,737)

Cash and cash equivalents	¥37,434,075	¥36,142,283

(Notes to lease transactions)

1.  Finance leases

(1)	Lessee side

1)	Lease assets

(a)	Tangible fixed assets

Tangible fixed assets mainly consisted of branches and equipment.

(b)	Intangible fixed assets

Intangible fixed assets are software.

2)	Depreciation method of lease assets

Depreciation method of lease assets is reported in 4. Accounting policies (4) Depreciation.

(2)	Lessor side

1)	Breakdown of lease investment assets

	Millions of yen
	March 31, 2016	September 30, 2016
Lease receivables	¥1,239,009	¥1,562,110
Residual value	120,223	132,706
Unearned interest income	(215,850)	(221,687)

Total	¥1,143,383	¥1,473,128

2)	The scheduled collections of lease payments receivable related to lease receivables and investment assets are as follows:

	Millions of yen
	March 31, 2016		September 30, 2016
	Lease payments receivable related to lease receivables	Lease payments receivable related to investment assets	Lease payments receivable related to lease receivables	Lease payments receivable related to investment assets
Within 1 year	¥297,221	¥320,674	¥295,737	¥437,414
More than 1 year to 2 years	209,762	253,931	218,834	345,218
More than 2 years to 3 years	149,792	198,762	153,792	269,472
More than 3 years to 4 years	91,901	143,147	106,750	192,954
More than 4 years to 5 years	65,764	93,905	66,435	113,670
More than 5 years	145,560	228,588	148,260	203,379

Total	¥960,003	¥1,239,009	¥989,811	¥1,562,110

3)

Non-transfer ownership finance leases, which commenced in fiscal years beginning before April 1, 2008, are valued at their appropriate book value, net of accumulated depreciation, as of March 31, 2008, and recorded as the beginning balance of “Lease receivables and investment assets.”

Moreover, interest on such non-transfer ownership finance leases during the remaining term of the leases is allocated over the lease term using the straight-line method.

As a result of this accounting treatment, “Income before income taxes” for the six months ended September 30, 2015 and 2016 were ¥870 million and ¥805 million, respectively, more than it would have been if such transactions had been treated in a similar way to sales of the underlying assets.

2.  Operating leases

(1)	Lessee side

Future minimum lease payments on operating leases which were not cancelable were as follows:

	Millions of yen
	March 31, 2016	September 30, 2016
Due within 1 year	¥42,254	¥41,396
Due after 1 year	213,401	255,343

Total	¥255,656	¥296,740

(2)	Lessor side

Future minimum lease payments on operating leases which were not cancelable were as follows:

	Millions of yen
	March 31, 2016	September 30, 2016
Due within 1 year	¥186,113	¥193,993
Due after 1 year	1,218,850	1,160,037

Total	¥1,404,963	¥1,354,030

Future lease payments receivable on operating leases which were not cancelable at March 31, 2016 and September 30, 2016 amounting to ¥0 million and ¥0 million, respectively, on the lessor side were pledged as collateral for borrowings.

(Notes to financial instruments)

Fair value of financial instruments

(1)	“Interim consolidated balance sheet amount (consolidated balance sheet amount),” “Fair value” and “Net unrealized gains (losses)” of financial instruments as of March 31, 2016 and September 30, 2016 are as follows:

The amounts shown in the following tables do not include financial instruments (see (3) below) whose fair values are extremely difficult to determine, such as unlisted stocks classified as Other securities, and stocks of subsidiaries and affiliates.

		Millions of yen
March 31, 2016		Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
1)	Cash and due from banks *[1]	¥42,776,432	¥42,783,707	¥7,274
2)	Call loans and bills bought *[1]	1,290,196	1,291,525	1,329
3)	Receivables under resale agreements	494,949	494,867	(82)
4)	Receivables under securities borrowing transactions *[1]	7,972,679	7,973,016	337
5)	Monetary claims bought *[1]	4,345,143	4,354,958	9,814
6)	Trading assets
	Securities classified as trading purposes	3,634,054	3,634,054	—
7)	Money held in trust	5,163	5,163	—
8)	Securities
	Bonds classified as held-to-maturity	2,267,598	2,284,166	16,568
	Other securities	21,980,120	21,980,120	—
9)	Loans and bills discounted	75,066,080
	Reserve for possible loan losses *[1]	(415,728)

		74,650,351	76,996,975	2,346,623

10)	Foreign exchanges *[1]	1,574,079	1,576,439	2,359
11)	Lease receivables and investment assets *[1]	1,977,899	2,081,232	103,333

	Total assets	¥162,968,668	¥165,456,227	¥2,487,558

1)	Deposits	¥110,668,828	¥110,672,780	¥3,951
2)	Negotiable certificates of deposit	14,250,434	14,258,203	7,769
3)	Call money and bills sold	1,220,455	1,220,455	(0)
4)	Payables under repurchase agreements	1,761,822	1,761,822	—
5)	Payables under securities lending transactions	5,309,003	5,309,003	—
6)	Commercial paper	3,017,404	3,017,372	(32)
7)	Trading liabilities
	Trading securities sold for short sales	2,197,673	2,197,673	—
8)	Borrowed money	8,571,227	8,635,608	64,380
9)	Foreign exchanges	1,083,450	1,083,450	—
10)	Short-term bonds	1,271,300	1,271,295	(4)
11)	Bonds	7,006,357	7,258,216	251,858
12)	Due to trust account	944,542	944,542	—

	Total liabilities	¥157,302,500	¥157,630,423	¥327,923

	Derivative transactions *[2]
	Hedge accounting not applied	¥492,569	¥492,569	¥—
	Hedge accounting applied	[207,696]	[207,696]	—

	Total	¥284,872	¥284,872	¥—

*1	The amounts do not include general reserve for possible loan losses and specific reserve for possible loan losses. The reserves for possible losses on “Cash and due from banks,” “Call loans and bills bought,” “Receivables under securities borrowing transactions,” “Monetary claims bought,” “Foreign exchanges” and “Lease receivables and investment assets” are deducted directly from consolidated balance sheet amount since they are immaterial.
*2	The amounts collectively represent the derivative transactions which are recorded on “Trading assets,” “Trading liabilities,” “Other assets” and “Other liabilities.” Debts and credits arising from derivative transactions are presented on a net basis, with a net debt presented in square brackets.

		Millions of yen
September 30, 2016		Interim consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
1)	Cash and due from banks *[1]	¥39,280,498	¥39,286,695	¥6,197
2)	Call loans and bills bought *[1]	1,331,417	1,332,625	1,208
3)	Receivables under resale agreements	746,170	747,468	1,298
4)	Receivables under securities borrowing transactions *[1]	7,453,245	7,453,869	624
5)	Monetary claims bought *[1]	3,850,948	3,859,247	8,299
6)	Trading assets
	Securities classified as trading purposes	3,182,700	3,182,700	—
7)	Money held in trust	4,315	4,315	—
8)	Securities
	Bonds classified as held-to-maturity	1,716,367	1,729,769	13,402
	Other securities	19,176,373	19,176,373	—
9)	Loans and bills discounted	75,966,141
	Reserve for possible loan losses *[1]	(390,642)

		75,575,498	78,060,235	2,484,737

10)	Foreign exchanges *[1]	1,543,190	1,546,215	3,025
11)	Lease receivables and investment assets *[1]	2,334,866	2,405,409	70,542

	Total assets	¥156,195,591	¥158,784,928	¥2,589,336

1)	Deposits	¥110,746,141	¥110,744,696	¥(1,445)
2)	Negotiable certificates of deposit	10,180,560	10,188,025	7,464
3)	Call money and bills sold	1,159,907	1,159,827	(80)
4)	Payables under repurchase agreements	1,964,416	1,964,416	—
5)	Payables under securities lending transactions	6,469,282	6,469,282	—
6)	Commercial paper	2,052,828	2,052,694	(133)
7)	Trading liabilities
	Trading securities sold for short sales	1,722,825	1,722,825	—
8)	Borrowed money	7,099,948	7,148,784	48,835
9)	Foreign exchanges	816,229	816,229	—
10)	Short-term bonds	1,124,100	1,124,098	(1)
11)	Bonds	7,092,842	7,376,195	283,353
12)	Due to trust account	1,035,457	1,035,457	—

	Total liabilities	¥151,464,542	¥151,802,535	¥337,992

	Derivative transactions *[2]
	Hedge accounting not applied	¥333,135	¥333,135	¥—
	Hedge accounting applied	247,003	247,003	—

	Total	¥580,139	¥580,139	¥—

*1	The amounts do not include general reserve for possible loan losses and specific reserve for possible loan losses. The reserves for possible losses on “Cash and due from banks,” “Call loans and bills bought,” “Receivables under securities borrowing transactions,” “Monetary claims bought,” “Foreign exchanges” and “Lease receivables and investment assets” are deducted directly from interim consolidated balance sheet amount since they are immaterial.
*2	The amounts collectively represent the derivative transactions which are recorded in “Trading assets,” “Trading liabilities,” “Other assets” and “Other liabilities.” Debts and credits arising from derivative transactions are presented on a net basis, with a net debt presented in square brackets.

(2)	Fair value calculation methodology for financial instruments

Assets

1) Cash and due from banks, 2) Call loans and bills bought, 3) Receivables under resale agreements, 4) Receivables under securities borrowing transactions, 9) Loans and bills discounted, 10) Foreign exchanges and 11) Lease receivables and investment assets:

Of these transactions, for dues from banks without maturity and overdrafts with no specified repayment dates, the book values are used as fair value as they are considered to approximate their fair value.

For short-term transactions with remaining maturity not exceeding 6 months, in principle, the book values are used as fair value as they are considered to approximate their fair value.

The fair value of those with a remaining maturity of more than 6 months is, in principle, the present value of future cash flows (calculated by discounting estimated future cash flows, taking into account factors such as the borrower’s internal rating and pledged collateral, using a rate comprising of a risk-free interest rate and an adjustment). Certain consolidated subsidiaries of SMFG calculate the present value by discounting the estimated future cash flows computed based on the contractual interest rate, using a rate comprising a risk-free rate and a credit risk premium.

Regarding claims on bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers, expected losses on such claims are calculated based on either the expected recoverable amount from disposal of collateral or guarantees, or the present value of expected future cash flows. Since the claims’ interim balance sheet amounts (balance sheet amounts) minus the expected amount of loan losses approximate their fair values, such amounts are considered to be their fair values.

5) Monetary claims bought:

The fair values of monetary claims bought, such as subordinated trust beneficiary interests related to securitized housing loans, are based on the assessed value of underlying housing loans securitized through the trust scheme minus the assessed value of senior beneficial interests, etc. The fair values of other transactions are, in principle, based on prices calculated using methods similar to the methods applied to 9) Loans and bills discounted.

6) Trading assets:

The fair values of bonds and other securities held for trading purposes are, in principle, based on their market price at the end of the period.

7) Money held in trust:

The fair values of money held in trust are, in principle, based on the market prices of securities held in trust calculated using methods similar to the methods applied to 8) Securities.

8) Securities:

In principle, the fair values of stocks (including foreign stocks) are based on the average market price during 1 month before the end of the period. The fair values of bonds and securities with market prices other than stocks are prices calculated based on their market prices as of the end of the period.

In light of the “Practical Solution on Measurement of Fair Value for Financial Assets” (ASBJ Practical Issue Task Force No. 25), the fair values of floating rate government bonds are based on the present value of future cash flows (the government bond yield is used to discount and estimate future cash flows). Bond yield and yield volatility are the main price parameters. The fair values of those without market prices, such as private placement bonds, are based on the present value of future cash flows calculated by discounting estimated future cash flows taking into account the borrower’s internal rating and pledged collateral by a rate comprising a risk-free interest rate and an adjustment. However, the fair values of bonds, such as private placement bonds issued by bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers are based on the bond’s book value after the deduction of the expected amount of a loss on the bond computed by using the same method applied to the estimation of a loan loss. Meanwhile, the fair values of publicly offered investment trusts are calculated based on the published net asset value (NAV) per share, while those of private placement investment trusts are calculated based on the NAV published by securities firms and other financial institutions.

Liabilities

1) Deposits, 2) Negotiable certificates of deposit and 12) Due to trust account:

The fair values of demand deposits and deposits without maturity are based on their book values. The fair values of short-term transactions with remaining maturity not exceeding 6 months are also based on their book values, as their book values are regarded to approximate their market values. The fair values of transactions with a remaining maturity of more than 6 months are, in principle, based on the present value of estimated future cash flows calculated using the rate applied to the same type of deposits that are newly accepted until the end of the remaining maturity.

3) Call money and bills sold, 4) Payables under repurchase agreements, 5) Payables under securities lending transactions, 6) Commercial paper, 8) Borrowed money, 10) Short-term bonds and 11) Bonds:

The fair values of short-term transactions with remaining maturity not exceeding 6 months are based on their book values, as their book values are considered to approximate their fair values. For transactions with a remaining maturity of more than 6 months, their fair values are, in principle, based on the present value of estimated future cash flows calculated using the refinancing rate applied to the same type of instruments for the remaining maturity. The fair values of bonds are based on the present value of future cash flows calculated using the rate derived from the data on the yields of benchmark bonds and publicly-offered subordinated bonds published by securities firms.

7) Trading liabilities:

The fair values of bonds sold for short sales and other securities for trading purposes are, in principle, based on their market prices as of the end of the period.

9) Foreign exchanges:

The fair values of foreign currency-denominated deposits without maturity received from other banks are based on their book values.

The fair values of foreign exchange related short-term borrowings are based on their book values, as their book values are regarded to approximate their fair values.

Derivatives transactions

The fair values of exchange-traded derivatives are based on their closing prices. With regard to OTC transactions, the fair values of interest rate, currency, stock, bond and credit derivatives are based on their prices calculated based on the present value of the future cash flows, option valuation models, etc. The fair values of commodity derivatives transactions are based on their prices calculated based on the derivative instrument’s components, including price and contract term.

(3)	Interim consolidated balance sheet amounts (consolidated balance sheet amounts) of financial instruments whose fair values are extremely difficult to determine are as follows:

	Millions of yen
	March 31, 2016	September 30, 2016
Monetary claims bought:
Monetary claims bought without market prices *[1]	¥2,460	¥2,460
Securities:
Unlisted stocks, etc. *[2]*[4]	157,382	170,700
Investments in partnership, etc. *[3]*[4]	248,921	228,122

Total	¥408,764	¥401,283

*1	They are beneficiary claims on loan trusts (a) that behave more like equity than debt, (b) that do not have market prices, and (c) for which it is difficult to rationally estimate their fair values.
*2	They are not included in the scope of fair value disclosure since there are no market prices and it is extremely difficult to determine their fair values.
*3	They are capital contributions with no market prices. The above-stated amount includes the book value amount of investments in the partnership of which SMFG records net changes in their balance sheets and statements of income.
*4	Unlisted stocks and investments in partnership totaling ¥7,618 million and ¥4,746 million were written-off in the fiscal year ended March 31, 2016 and in the six months ended September 30, 2016, respectively.

(Notes to securities)

The amounts shown in the following tables include negotiable certificates of deposit classified as “Cash and due from banks,” and beneficiary claims on loan trust classified as “Monetary claims bought,” in addition to “Securities” stated in the interim consolidated balance sheet (consolidated balance sheet).

1.	Bonds classified as held-to-maturity

		Millions of yen
March 31, 2016		Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Bonds with unrealized gains:	Japanese government bonds	¥2,241,546	¥2,258,065	¥16,518
	Japanese local government bonds	16,460	16,485	25
	Japanese corporate bonds	5,202	5,230	27
	Other	—	—	—

	Subtotal	2,263,208	2,279,780	16,572

Bonds with unrealized losses:	Japanese government bonds	—	—	—
	Japanese local government bonds	4,389	4,385	(3)
	Japanese corporate bonds	—	—	—
	Other	—	—	—

	Subtotal	4,389	4,385	(3)

Total		¥2,267,598	¥2,284,166	¥16,568

		Millions of yen
September 30, 2016		Interim consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Bonds with unrealized gains:	Japanese government bonds	¥1,701,091	¥1,714,437	¥13,345
	Japanese local government bonds	9,767	9,794	27
	Japanese corporate bonds	5,203	5,233	29
	Other	—	—	—

	Subtotal	1,716,062	1,729,465	13,402

Bonds with unrealized losses:	Japanese government bonds	—	—	—
	Japanese local government bonds	304	304	(0)
	Japanese corporate bonds	—	—	—
	Other	—	—	—

	Subtotal	304	304	(0)

Total		¥1,716,367	¥1,729,769	¥13,402

2. Other securities

		Millions of yen
March 31, 2016		Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other securities with unrealized gains:	Stocks	¥3,103,065	¥1,480,085	¥1,622,980
	Bonds	9,870,848	9,759,438	111,410
	Japanese government bonds	7,380,250	7,317,408	62,842
	Japanese local government bonds	26,353	26,195	157
	Japanese corporate bonds	2,464,245	2,415,834	48,411
	Other	5,318,399	5,027,532	290,867

	Subtotal	18,292,314	16,267,055	2,025,258

Other securities with unrealized losses:	Stocks	277,214	327,194	(49,979)
	Bonds	1,022,241	1,024,465	(2,223)
	Japanese government bonds	724,800	725,202	(402)
	Japanese local government bonds	4,867	4,885	(17)
	Japanese corporate bonds	292,573	294,377	(1,803)
	Other	3,132,891	3,198,433	(65,542)

	Subtotal	4,432,347	4,550,093	(117,745)

Total		¥22,724,662	¥20,817,149	¥1,907,512

Notes:	1.	Net unrealized gains (losses) on other securities shown above include gains of ¥871 million for the fiscal year ended March 31, 2016 that are recognized in the earnings by applying fair value hedge accounting.
	2.	Consolidated balance sheet amounts of other securities whose fair values are extremely difficult to determine are as follows:

March 31, 2016	Millions of yen
Stocks	¥131,602
Other	277,161

Total	¥408,764

These amounts are not included in “2. Other securities” since there are no market prices and it is extremely difficult to determine their fair values.

		Millions of yen
September 30, 2016		Interim consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other securities with unrealized gains:	Stocks	¥2,896,450	¥1,390,082	¥1,506,368
	Bonds	8,751,874	8,645,324	106,550
	Japanese government bonds	6,201,181	6,141,933	59,248
	Japanese local government bonds	49,425	49,195	229
	Japanese corporate bonds	2,501,267	2,454,195	47,071
	Other	4,379,712	4,083,996	295,715

	Subtotal	16,028,036	14,119,403	1,908,633

Other securities with unrealized losses:	Stocks	308,804	361,552	(52,747)
	Bonds	266,334	269,332	(2,997)
	Japanese government bonds	58,024	59,423	(1,399)
	Japanese local government bonds	8,198	8,207	(8)
	Japanese corporate bonds	200,112	201,702	(1,589)
	Other	3,313,546	3,388,213	(74,667)

	Subtotal	3,888,685	4,019,098	(130,412)

Total		¥19,916,722	¥18,138,501	¥1,778,220

Notes:	1.	Net unrealized gains (losses) on other securities shown above include losses of ¥16 million for the six months ended September 30, 2016 that are recognized in the earnings by applying fair value hedge accounting.
	2.	Interim consolidated balance sheet amounts of other securities whose fair values are extremely difficult to determine are as follows:

September 30, 2016	Millions of yen
Stocks	¥145,968
Other	255,314

Total	¥401,283

These amounts are not included in “2. Other securities” since there are no market prices and it is extremely difficult to determine their fair values.

3. Write-down of securities

Bonds classified as held-to-maturity and other securities (excluding securities whose fair values are extremely difficult to determine) are considered as impaired if the fair value decreases materially below the acquisition cost and such decline is not considered as recoverable. The fair value is recognized as the consolidated balance sheet amount and the amount of write-down is accounted for as valuation loss for the period. Valuation losses for the fiscal year ended March 31, 2016 and for the six months ended September 30, 2016 were ¥4,838 million and ¥307 million, respectively. The rule for determining “material decline” is as follows and is based on the classification of issuers under the rules of self-assessment of assets.

Bankrupt/Effectively bankrupt/Potentially bankrupt issuers:	Fair value is lower than acquisition cost.
Issuers requiring caution:	Fair value is 30% or lower than acquisition cost.
Normal issuers:	Fair value is 50% or lower than acquisition cost.
Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt.
Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt.
Potentially bankrupt issuers: Issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy.
Issuers requiring caution: Issuers that are identified for close monitoring.
Normal issuers: Issuers other than the above 4 categories of issuers.

(Notes to money held in trust)

1.  Money held in trust classified as held-to-maturity

Fiscal year ended March 31, 2016

 There are no corresponding transactions.

Six months ended September 30, 2016

 There are no corresponding transactions.

2.  Other money held in trust

	Millions of yen

March 31, 2016	Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other money held in trust	¥5,163	¥5,163	—

	Millions of yen

September 30, 2016	Interim consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other money held in trust	¥4,315	¥4,315	—

(Notes to net unrealized gains (losses) on other securities and other money held in trust)

The breakdown of “Net unrealized gains (losses) on other securities” reported on the interim consolidated balance sheet (consolidated balance sheet) is as shown below:

March 31, 2016	Millions of yen
Net unrealized gains (losses)	¥1,907,093
Other securities	1,907,093
Other money held in trust	—
(-) Deferred tax liabilities	504,144

Net unrealized gains (losses) on other securities (before following adjustments)	1,402,948

(-) Non-controlling interests	57,075
(+) SMFG’s interest in net unrealized gains (losses) on valuation of other securities held by equity method affiliates	1,817

Net unrealized gains (losses) on other securities	¥1,347,689

Notes:	1.

Net unrealized gains of ¥871 million for the fiscal year ended March 31, 2016 recognized in the fiscal year’s earnings by applying fair value hedge accounting are deducted from net unrealized gains on other securities.

	2.	Net unrealized gains (losses) on other securities include foreign currency translation adjustments on foreign currency denominated securities whose fair value is extremely difficult to determine.

September 30, 2016	Millions of yen
Net unrealized gains (losses)	¥1,778,686
Other securities	1,778,686
Other money held in trust	—
(-) Deferred tax liabilities	473,285

Net unrealized gains (losses) on other securities (before following adjustments)	1,305,401

(-) Non-controlling interests	56,353
(+) SMFG’s interest in net unrealized gains (losses) on valuation of other securities held by equity method affiliates	919

Net unrealized gains (losses) on other securities	¥1,249,967

Notes:	1.

Net unrealized losses of ¥16 million for the six months ended September 30, 2016 recognized in the period’s earnings by applying fair value hedge accounting are deducted from net unrealized gains on other securities.

	2.	Net unrealized gains (losses) on other securities include foreign currency translation adjustments on foreign currency denominated securities whose fair value is extremely difficult to determine.

(Notes to derivative transactions)

1.  Derivative transactions to which the hedge accounting method is not applied

 The following tables set forth the contract amount or the amount equivalent to the notional amount, fair value, valuation gains (losses) and fair value calculation methodologies by type of derivative with respect to derivative transactions to which the hedge accounting method is not applied at March 31, 2016 and September 30, 2016. Contract amount does not indicate the market risk relating to derivative transactions.

(1)	Interest rate derivatives

	Millions of yen
	Contract amount			Valuation gains (losses)
March 31, 2016	Total	Over 1 year	Fair value
Listed
Interest rate futures:
Sold	¥63,471,276	¥7,435,505	¥(79,505)	¥(79,505)
Bought	57,572,037	4,357,650	75,639	75,639
Interest rate options:
Sold	44,716	24,106	(8)	(8)
Bought	33,993,010	14,119,537	6,597	6,597
Over-the-counter
Forward rate agreements:
Sold	7,874,784	148,664	(1,288)	(1,288)
Bought	7,963,487	220,176	1,352	1,352
Interest rate swaps:	396,761,415	332,313,682	176,265	176,265
Receivable fixed rate/payable floating rate	183,975,452	154,668,295	6,357,881	6,357,881
Receivable floating rate/payable fixed rate	180,604,918	151,380,739	(6,206,980)	(6,206,980)
Receivable floating rate/payable floating rate	32,005,448	26,092,014	14,589	14,589
Interest rate swaptions:
Sold	4,681,782	2,792,669	(7,029)	(7,029)
Bought	3,416,990	2,680,830	(22,676)	(22,676)
Caps:
Sold	27,745,929	20,292,051	(13,737)	(13,737)
Bought	8,098,947	6,390,955	(6,724)	(6,724)
Floors:
Sold	623,291	431,693	(596)	(596)
Bought	275,954	274,754	4,193	4,193
Other:
Sold	1,412,146	1,128,576	(433)	(433)
Bought	5,480,980	4,930,203	484	484

Total	/	/	¥132,532	¥132,532

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on an exchange is calculated using the closing price on the Tokyo Financial Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value and option pricing models.

	Millions of yen
	Contract amount			Valuation gains (losses)
September 30, 2016	Total	Over 1 year	Fair value
Listed
Interest rate futures:
Sold	¥43,327,894	¥4,417,134	¥(31,082)	¥(31,082)
Bought	36,105,993	3,390,197	30,268	30,268
Interest rate options:
Sold	714,139	391,248	(124)	(124)
Bought	23,537,252	10,505,633	5,139	5,139
Over-the-counter
Forward rate agreements:
Sold	9,689,605	147,129	3,535	3,535
Bought	9,259,463	114,800	(3,432)	(3,432)
Interest rate swaps:	368,098,282	303,696,823	131,883	131,883
Receivable fixed rate/payable floating rate	169,304,254	140,472,515	6,810,790	6,810,790
Receivable floating rate/payable fixed rate	165,677,870	138,535,689	(6,707,826)	(6,707,826)
Receivable floating rate/payable floating rate	32,961,693	24,573,284	16,973	16,973
Interest rate swaptions:
Sold	4,652,052	2,761,266	5,439	5,439
Bought	3,745,570	2,606,765	(31,450)	(31,450)
Caps:
Sold	26,074,437	17,902,093	(3,301)	(3,301)
Bought	7,330,654	6,374,957	(8,495)	(8,495)
Floors:
Sold	566,224	423,436	(1,454)	(1,454)
Bought	919,415	898,223	4,852	4,852
Other:
Sold	1,095,375	882,092	847	847
Bought	5,439,107	4,828,017	14,261	14,261

Total	/	/	¥116,885	¥116,885

Notes:	1. The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the interim consolidated statements of income.

2.     Fair value of transactions listed on an exchange is calculated using the closing price on the Tokyo Financial Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value and option pricing models.

(2)	Currency derivatives

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2016	Total	Over 1 year
Listed
Currency futures:
Sold	¥658	¥—	¥17	¥17
Bought	32	—	0	0
Over-the-counter
Currency swaps	33,811,276	24,295,023	387,527	15,992
Currency swaptions:
Sold	621,538	576,940	(5,697)	(5,697)
Bought	785,064	735,396	5,823	5,823
Forward foreign exchange	56,831,766	7,266,262	7,441	7,441
Currency options:
Sold	2,692,132	1,560,230	(138,718)	(138,718)
Bought	2,558,291	1,381,862	112,318	112,318

Total	/	/	¥368,712	¥(2,822)

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on exchange is calculated using the closing price on the Tokyo Financial Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value, option pricing models and other methodologies.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
September 30, 2016	Total	Over 1 year
Listed
Currency futures:
Sold	¥118	¥—	¥36	¥36
Bought	600	—	0	0
Over-the-counter
Currency swaps	34,136,111	24,008,721	164,912	(17,318)
Currency swaptions:
Sold	656,149	597,389	(12,885)	(12,885)
Bought	886,270	809,789	14,359	14,359
Forward foreign exchange	60,786,128	5,879,633	57,242	57,242
Currency options:
Sold	2,479,764	1,418,408	(127,914)	(127,914)
Bought	2,308,863	1,285,047	122,692	122,692

Total	/	/	¥218,443	¥36,212

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the interim consolidated statements of income.
	2.	Fair value of transactions listed on exchange is calculated using the closing price on the Tokyo Financial Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value, option pricing models and other methodologies.

(3)	Equity derivatives

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2016	Total	Over 1 year
Listed
Equity price index futures:
Sold	¥739,284	¥—	¥(4,371)	¥(4,371)
Bought	350,541	23,912	804	804
Equity price index options:
Sold	211,201	118,394	(19,465)	(19,465)
Bought	146,407	67,456	8,512	8,512
Over-the-counter
Equity options:
Sold	225,296	207,647	(20,896)	(20,896)
Bought	220,558	209,864	20,609	20,609
Equity index forward contracts:
Sold	4,236	—	152	152
Bought	7,722	400	333	333
Equity price index swaps:
Receivable equity index/payable short-term floating rate	65,728	51,288	(12,612)	(12,612)
Receivable short-term floating rate/payable equity index	136,471	113,501	21,211	21,211

Total	/	/	¥(5,723)	¥(5,723)

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on exchange is calculated using the closing price on the Osaka Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value and option pricing models.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
September 30, 2016	Total	Over 1 year
Listed
Equity price index futures:
Sold	¥714,103	¥—	¥9,461	¥9,461
Bought	336,340	28,232	(4,720)	(4,720)
Equity price index options:
Sold	421,510	202,468	(27,899)	(27,899)
Bought	252,232	121,143	10,423	10,423
Over-the-counter
Equity options:
Sold	231,521	198,124	(27,831)	(27,831)
Bought	231,090	207,561	28,852	28,852
Equity index forward contracts:
Sold	—	—	—	—
Bought	21,656	305	351	351
Equity price index swaps:
Receivable equity index/payable short-term floating rate	91,583	72,553	(14,665)	(14,665)
Receivable short-term floating rate/payable equity index	190,482	160,938	25,015	25,015

Total	/	/	¥(1,011)	¥(1,011)

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the interim consolidated statements of income.
	2.	Fair value of transactions listed on exchange is calculated using the closing price on the Osaka Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value and option pricing models.

(4)	Bond derivatives

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2016	Total	Over 1 year
Listed
Bond futures:
Sold	¥2,881,937	¥—	¥(11,472)	¥(11,472)
Bought	2,533,396	—	10,038	10,038
Bond futures options:
Sold	158,794	—	(362)	(362)
Bought	31,426	—	26	26
Over-the-counter
Bond options:
Sold	455,731	—	(11)	(11)
Bought	382,507	119,292	737	737

Total	/	/	¥(1,043)	¥(1,043)

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on exchange is calculated using the closing price on the Osaka Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using option pricing models.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
September 30, 2016	Total	Over 1 year
Listed
Bond futures:
Sold	¥2,133,259	¥—	¥(12,456)	¥(12,456)
Bought	1,825,141	—	11,768	11,768
Bond futures options:
Sold	276,048	—	(312)	(312)
Bought	119,576	—	88	88
Over-the-counter
Bond options:
Sold	58,184	—	(329)	(329)
Bought	329,807	98,548	1,087	1,087

Total	/	/	¥(153)	¥(153)

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the interim consolidated statements of income.
	2.	Fair value of transactions listed on exchange is calculated using the closing price on the Osaka Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using option pricing models.

(5)	Commodity derivatives

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2016	Total	Over 1 year
Listed
Commodity futures:
Sold	¥7,458	¥—	¥377	¥377
Bought	7,841	—	(590)	(590)
Over-the-counter
Commodity swaps:
Receivable fixed price/payable floating price	82,658	54,945	21,539	21,539
Receivable floating price/payable fixed price	80,511	52,227	(19,680)	(19,680)
Receivable floating price/payable floating price	3,141	3,061	299	299
Commodity options:
Sold	19,191	16,972	(967)	(967)
Bought	15,141	13,044	(1)	(1)

Total	/	/	¥975	¥975

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on exchange is calculated using the closing price on the New York Mercantile Exchange or other relevant exchanges. Fair value of OTC transactions is calculated based on factors such as price of the relevant commodity and contract term.
	3.	Underlying assets of commodity derivatives are fuels and metals.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
September 30, 2016	Total	Over 1 year
Listed
Commodity futures:
Sold	¥42,809	¥—	¥167	¥167
Bought	43,794	—	(237)	(237)
Over-the-counter
Commodity swaps:
Receivable fixed price/payable floating price	66,985	41,465	15,123	15,123
Receivable floating price/payable fixed price	64,121	40,727	(12,386)	(12,386)
Receivable floating price/payable floating price	2,543	2,380	224	224
Commodity options:
Sold	15,941	14,678	(820)	(820)
Bought	12,720	11,540	14	14

Total	/	/	¥2,085	¥2,085

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the interim consolidated statements of income.
	2.	Fair value of transactions listed on exchange is calculated using the closing price on the New York Mercantile Exchange or other relevant exchanges. Fair value of OTC transactions is calculated based on factors such as price of the relevant commodity and contract term.
	3.	Underlying assets of commodity derivatives are fuels and metals.

(6)	Credit derivative transactions

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2016	Total	Over 1 year
Over-the-counter
Credit default options:
Sold	¥583,300	¥482,110	¥3,336	¥3,336
Bought	765,485	611,156	(6,221)	(6,221)

Total	/	/	¥(2,885)	¥(2,885)

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value is calculated using discounted present value and option pricing models.
	3.	“Sold” represents transactions in which the credit risk is accepted; “Bought” represents transactions in which the credit risk is transferred.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
September 30, 2016	Total	Over 1 year
Over-the-counter
Credit default options:
Sold	¥614,055	¥510,638	¥6,845	¥6,845
Bought	771,475	625,916	(9,958)	(9,958)

Total	/	/	¥(3,113)	¥(3,113)

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the interim consolidated statements of income.
	2.	Fair value is calculated using discounted present value and option pricing models.
	3.	“Sold” represents transactions in which the credit risk is accepted; “Bought” represents transactions in which the credit risk is transferred.

2. Derivative transactions to which the hedge accounting method is applied

  The following tables set forth the contract amount or the amount equivalent to the notional amount, fair value and fair value calculation methodologies by type of derivative and hedge accounting method with respect to derivative transactions to which the hedge accounting method is applied at March 31, 2016 and September 30, 2016. Contract amount does not indicate the market risk relating to derivative transactions.

(1)	Interest rate derivatives

March 31, 2016			Millions of yen
Hedge accounting method	Type of derivative	Principal items hedged	Contract amount
			Total	Over 1 year	Fair value
Deferral hedge method	Interest futures:	Interest-earning/bearing financial assets/liabilities such as loans and bills discounted, other securities, deposits and negotiable certificates of deposit
	Sold		¥469,759	¥20,000	¥(853)
	Bought		466,100	—	176
	Interest rate swaps:
	Receivable fixed rate/payable floating rate		30,806,710	27,874,743	873,379
	Receivable floating rate/payable fixed rate		17,287,315	15,999,299	(746,964)
	Interest rate swaptions:
	Sold		75,230	75,230	4,382
	Bought		—	—	—
	Caps:
	Sold		61,472	50,267	5
	Bought		61,472	50,267	(5)

Recognition of gain or loss on the hedged items	Interest rate swaps:	Loans and bills discounted
	Receivable floating rate/payable fixed rate		121,347	118,381	(4,850)

Special treatment for interest rate swaps	Interest rate swaps:	Loans and bills discounted; borrowed money, corporate bonds			(Note 3)
	Receivable floating rate/payable fixed rate		446,074	430,758
	Receivable floating rate/payable floating rate		1,000	—

	Total		/	/	¥125,268

Notes:	1.

SMFG applies deferred hedge accounting stipulated in “Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (JICPA Industry Audit Committee Report No. 24, February 13, 2002).

2.

Fair value of transactions listed on exchange is calculated using the closing price on the Tokyo Financial Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value and option pricing models.

3.

Interest rate swap amounts measured by the special treatment for interest rate swaps are treated with the borrowed money or other transactions that are subject to the hedge. Therefore such fair value is included in the fair value of the relevant transaction subject to the hedge in the “(Notes to financial instruments) Fair value of financial instruments.”

September 30, 2016			Millions of yen
Hedge accounting method	Type of derivative	Principal items hedged	Contract amount		Fair value
			Total	Over 1 year
Deferral hedge method	Interest futures:	Interest-earning/bearing financial assets/liabilities such as loans and bills discounted, other securities, deposits and negotiable certificates of deposit
	Sold		¥4,057,637	¥313,150	¥(352)
	Bought		232,800	—	81
	Interest rate swaps:
	Receivable fixed rate/payable floating rate		28,706,245	26,638,037	540,099
	Receivable floating rate/payable fixed rate		15,701,057	14,346,454	(380,071)
	Interest rate swaptions:
	Sold		68,208	68,208	4,079
	Bought		—	—	—

Recognition of gain or loss on the hedged items	Interest rate swaps:	Loans and bills discounted, corporate bonds
	Receivable fixed rate/payable floating rate		50,525	50,525	(370)
	Receivable floating rate/payable fixed rate		122,705	109,422	(4,598)

Special treatment for interest rate swaps	Interest rate swaps:	Loans and bills discounted, borrowed money, corporate bonds
	Receivable floating rate/payable fixed rate		1,057,127	1,039,197	(Note 3)
	Receivable floating rate/payable floating rate		1,000	—

	Total		/	/	¥158,867

Notes:	1.

SMFG applies deferred hedge accounting stipulated in “Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (JICPA Industry Audit Committee Report No. 24, February 13, 2002).

2.

Fair value of transactions listed on exchange is calculated using the closing price on the Tokyo Financial Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value and option pricing models.

3.

Interest rate swap amounts measured by the special treatment for interest rate swaps are treated with the borrowed money or other transactions that are subject to the hedge. Therefore such fair value is included in the fair value of the relevant transaction subject to the hedge in the “(Notes to financial instruments) Fair value of financial instruments.”

(2)	Currency derivatives

March 31, 2016			Millions of yen
Hedge accounting method	Type of derivative	Principal items hedged	Contract amount
			Total	Over 1 year	Fair value
Deferral hedge method	Currency swaps	Foreign currency denominated loans and bills discounted, other securities,	¥9,600,108	¥4,735,539	¥(364,414)
	Forward foreign exchange	deposits, foreign currency exchange, etc.	8,052	—	158

Recognition of gain or loss on the hedged items	Currency swaps	Loans and bills discounted, foreign currency exchange	90,378	69,277	22,037
	Forward foreign exchange		494,141	—	8,939

Allocation method	Currency swaps	Borrowed money	46,415	44,900	(Note 3)

	Total		/	/	¥(333,280)

Notes:	1.

SMFG applies deferred hedge accounting stipulated in “Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry” (JICPA Industry Audit Committee Report No. 25, July 29, 2002).

	2.	Fair value is calculated using discounted present value.
	3.

Forward foreign exchange amounts treated by the allocation method are treated with borrowed money or other transactions that are subject to the hedge. Therefore such fair value is included in the fair value of the relevant transaction subject to the hedge in the “(Notes to financial instruments).”

September 30, 2016			Millions of yen
Hedge accounting method	Type of derivative	Principal items hedged	Contract amount
			Total	Over 1 year	Fair value
Deferral hedge method	Currency swaps	Foreign currency denominated loans and bills discounted, other securities	¥6,284,336	¥3,198,184	¥65,977
	Forward foreign exchange	deposits, foreign currency exchange, etc.	9,580	—	(1,001)

Recognition of gain or loss on the hedged items	Currency swaps	Loans and bills discounted, foreign currency exchange	85,198	48,417	12,814
	Forward foreign exchange		639,844	—	10,400

Allocation method	Currency swaps	Borrowed money	45,726	44,226	(Note 3)

	Total		/	/	¥88,190

Notes:	1.

SMFG applies deferred hedge accounting stipulated in “Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry” (JICPA Industry Audit Committee Report No. 25, July 29, 2002).

	2.	Fair value is calculated using discounted present value.
	3.

Forward foreign exchange amounts treated by the allocation method are treated with borrowed money or other transactions that are subject to the hedge. Therefore such fair value is included in the fair value of the relevant transaction subject to the hedge in the “(Notes to financial instruments).”

(3)	Equity derivatives

March 31, 2016			Millions of yen
Hedge accounting method	Type of derivative	Principal items hedged	Contract amount
			Total	Over 1 year	Fair value
Recognition of gain or loss on the hedged items	Equity price index swaps:	Other securities
	Receivable equity index/payable floating rate		—	—	—
	Receivable floating rate/payable equity index		9,929	—	315

	Total		/	/	¥315

Note: Fair value is calculated using discounted present value.

September 30, 2016			Millions of yen
Hedge accounting method	Type of derivative	Principal items hedged	Contract amount
			Total	Over 1 year	Fair value
Recognition of gain or loss on the hedged items	Equity price index swaps:	Other securities
	Receivable equity index/payable floating rate		—	—	—
	Receivable floating rate/payable equity index		1,317	—	(54)

	Total		/	/	¥(54)

    Note:     Fair value is calculated using discounted present value.

(Notes to stock options)

1. Amount of stock options expenses

Stock options expenses which were accounted for as general and administrative expenses for the six months ended September 30, 2015 and 2016 are as follows:

	Millions of yen
Six months ended September 30	2015	2016
General and administrative expenses	¥297	¥326

2. Amount of profit by non-exercise of stock acquisition rights

Profit by non-exercise of stock acquisition rights which were accounted for as other income for the six months ended September 30, 2015 and 2016 are as follows:

	Millions of yen
Six months ended September 30d	2015	2016
Other income	¥3	¥18

3. Outline of stock options

Six months ended September 30, 2015

Date of resolution	July 31, 2015
Title and number of grantees	Directors of SMFG 8 Corporate auditors of SMFG 3 Executive officers of SMFG 4 Directors, corporate auditors and executive officers of SMBC 68
Number of stock options*	Common shares 132,400
Grant date	August 18, 2015
Condition for vesting	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a director, corporate auditor or executive officer of SMFG and SMBC.
Requisite service period	From June 26, 2015 to the closing of the ordinary general meeting of shareholders of SMFG for the fiscal year ended March 31, 2016
Exercise period	August 18, 2015 to August 17, 2045
Exercise price (yen)	1
Fair value at the grant date (yen)	4,904

*	Number of stock options has been converted and stated as number of shares.

Six months ended September 30, 2016

Date of resolution	July 26, 2016
Title and number of grantees	Directors of SMFG 8 Corporate auditors of SMFG 3 Executive officers of SMFG 5 Directors, corporate auditors and executive officers of SMBC 73
Number of stock options*	Common shares 201,200
Grant date	August 15, 2016
Condition for vesting	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a director, corporate auditor or executive officer of SMFG and SMBC.
Requisite service period	From June 29, 2016 to the closing of the ordinary general meeting of shareholders of SMFG for the fiscal year ended March 31, 2017
Exercise period	August 15, 2016 to August 14, 2046
Exercise price (yen)	1
Fair value at the grant date (yen)	2,811

*	Number of stock options has been converted and stated as number of shares.

(Notes to asset retirement obligations)

Fiscal year ended March 31, 2016

There is no significant information to be disclosed.

Six months ended September 30, 2016

There is no significant information to be disclosed.

(Notes to real estate for rent)

Fiscal year ended March 31, 2016

There is no significant information to be disclosed.

Six months ended September 30, 2016

There is no significant information to be disclosed.

(Notes to segment and other related information)

[Segment information]

1. Summary of reportable segment

SMFG Group’s reportable segment is defined as an operating segment for which discrete financial information is available and reviewed by the Board of Directors and SMFG’s Management Committee regularly in order to make decisions about resources to be allocated to the segment and assess its performance.

Besides commercial banking, SMFG Group companies conduct businesses such as leasing, securities, consumer finance, system development and data processing. The primary businesses, “Commercial banking,” “Leasing,” “Securities” and “Consumer Finance,” are separate reportable segments, and other businesses are aggregated as “Other business.”

SMBC assesses business performance by classifying “Commercial banking” into the following 4 business units: “Wholesale banking unit,” “Retail banking unit” and “International banking unit” that are based on the client segment, and “Treasury unit” that is based on the financial markets.

2. Method of calculating profit and loss amount by reportable segment

Accounting methods applied to the reported business segment are the same as those described in “(Notes to significant accounting policies for preparing consolidated financial statements).”

SMFG does not assess assets by business segments.

3. Information on profit and loss amount by reportable segment

	Millions of yen
	Commercial banking
	SMBC
Six months ended September 30, 2015	SMBC Sub-total	Wholesale Banking Unit	Retail Banking Unit	International Banking Unit	Treasury Unit	Head office account	Others	Total
Gross profit	¥802,983	¥257,631	¥182,888	¥180,679	¥222,552	¥(40,766)	¥150,900	¥953,884
Interest income	571,910	149,760	151,387	114,376	139,144	17,243	84,760	656,671
Non-interest income	231,072	107,871	31,501	66,303	83,408	(58,010)	66,139	297,212

Expenses, etc.	(398,820)	(101,915)	(174,359)	(60,885)	(14,628)	(47,033)	(100,677)	(499,498)
Depreciation	(43,469)	(10,970)	(16,259)	(5,229)	(2,472)	(8,539)	(5,612)	(49,082)

Consolidated net business profit	¥404,163	¥155,716	¥8,529	¥119,794	¥207,924	¥(87,799)	¥50,222	¥454,386

	Millions of yen
	Leasing			Securities
Six months ended September 30, 2015	SMFL	Others	Total	SMBC Nikko	SMBC Friend	Others	Total
Gross profit	¥71,606	¥10,340	¥81,946	¥176,207	¥21,013	¥(4,300)	¥192,920
Interest income	8,781	2,496	11,277	669	789	852	2,312
Non-interest income	62,824	7,844	70,668	175,537	20,223	(5,152)	190,607

Expenses, etc.	(29,907)	(2,117)	(32,024)	(131,949)	(19,474)	(5,623)	(157,047)
Depreciation	(1,297)	(2,692)	(3,990)	(1,347)	(579)	(350)	(2,277)

Consolidated net business profit	¥41,698	¥8,222	¥49,921	¥44,258	¥1,538	¥(9,923)	¥35,873

	Millions of yen
	Consumer Finance					Other Business	Grand Total
Six months ended September 30, 2015	SMCC	Cedyna	SMBCCF	Others	Total
Gross profit	¥101,309	¥82,432	¥114,736	¥1,615	¥300,093	¥(16,113)	¥1,512,729
Interest income	6,656	12,104	77,692	(4,342)	92,111	20,358	782,731
Non-interest income	94,652	70,327	37,043	5,957	207,981	(36,472)	729,998

Expenses, etc.	(77,000)	(61,531)	(50,936)	(6,464)	(195,932)	(11,131)	(895,634)
Depreciation	(6,236)	(4,080)	(3,474)	(279)	(14,070)	(6,341)	(75,761)

Consolidated net business profit	¥24,308	¥20,901	¥63,799	¥(4,848)	¥104,160	¥(27,245)	¥617,095

Notes:

1.	Figures shown in the parenthesis represent the loss.
2.	“SMFL” and “SMBCCF” represent consolidated figures of SMFL and SMBCCF.
“SMBC Nikko” represents non-consolidated figures of SMBC Nikko plus figures of the overseas incorporated securities companies.
“Cedyna” represents consolidated figures of Cedyna excluding figures of the immaterial subsidiaries.
3.	“Other business” includes profit or loss to be eliminated as inter-segment transactions.

	Millions of yen
	Commercial banking
	SMBC
Six months ended September 30, 2016	SMBC Sub-total	Wholesale Banking Unit	Retail Banking Unit	International Banking Unit	Treasury Unit	Head office account	Others	Total
Gross profit	¥914,027	¥257,699	¥169,058	¥148,237	¥164,243	¥174,790	¥145,575	¥1,059,602
Interest income	639,878	133,603	146,729	92,808	71,282	195,456	86,398	726,277
Non-interest income	274,148	124,096	22,329	55,429	92,961	(20,666)	59,176	333,325

Expenses, etc.	(401,999)	(99,622)	(176,685)	(59,518)	(13,638)	(52,536)	(119,088)	(521,087)
Depreciation	(49,811)	(13,032)	(18,546)	(5,803)	(2,570)	(9,860)	(5,792)	(55,604)

Consolidated net business profit	¥512,028	¥158,077	¥(7,627)	¥88,719	¥150,605	¥122,254	¥26,487	¥538,515

	Millions of yen
	Leasing			Securities
Six months ended September 30, 2016	SMFL	Others	Total	SMBC Nikko	SMBC Friend	Others	Total
Gross profit	¥78,704	¥8,453	¥87,157	¥158,748	¥19,540	¥(1,843)	¥176,445
Interest income	11,641	2,029	13,670	2,205	1,006	718	3,930
Non-interest income	67,062	6,424	73,486	156,543	18,533	(2,562)	172,515

Expenses, etc.	(34,569)	(3,039)	(37,609)	(127,409)	(18,606)	(5,638)	(151,655)
Depreciation	(1,689)	(2,662)	(4,351)	(1,399)	(690)	(423)	(2,514)

Consolidated net business profit	¥44,134	¥5,414	¥49,548	¥31,339	¥933	¥(7,482)	¥24,790

	Millions of yen
	Consumer Finance					Other Business	Grand Total
Six months ended September 30, 2016	SMCC	Cedyna	SMBCCF	Others	Total
Gross profit	¥105,851	¥84,458	¥120,723	¥2,132	¥313,166	¥(218,919)	¥1,417,453
Interest income	6,398	12,140	80,024	(840)	97,722	(181,027)	660,572
Non-interest income	99,452	72,318	40,699	2,973	215,444	(37,891)	756,880

Expenses, etc.	(85,645)	(62,664)	(51,788)	(6,831)	(206,929)	47,971	(869,309)
Depreciation	(9,564)	(3,515)	(3,359)	(105)	(16,544)	(7,304)	(86,320)

Consolidated net business profit	¥20,205	¥21,794	¥68,935	¥(4,698)	¥106,237	¥(170,947)	¥548,143

Notes:

1.	Figures shown in the parenthesis represent the loss.
2.	Interest income in Commercial banking includes dividends income of ¥200,000 million from SMBC Nikko.
3.	“SMFL” and “SMBCCF” represent consolidated figures of SMFL and SMBCCF.

“SMBC Nikko” represents non-consolidated figures of SMBC Nikko plus figures of the overseas incorporated securities companies.

“Cedyna” represents consolidated figures of Cedyna excluding figures of the immaterial subsidiaries.

4.	“Other business” includes profit or loss to be eliminated as inter-segment transactions.

4. Difference between total amount of consolidated net business profit by reportable segment and ordinary profit on interim  consolidated statements of income (adjustment of difference)

Six months ended September 30, 2015	Millions of yen
Consolidated net business profit	¥617,095
Other ordinary income	85,970
Other ordinary expenses (excluding equity in losses of affiliates)	(71,241)

Ordinary profit on interim consolidated statements of income	¥631,824

Note: Figures shown in the parenthesis represent the loss.

Six months ended September 30, 2016	Millions of yen
Consolidated net business profit	¥548,143
Other ordinary income (excluding equity in gains of affiliates)	66,640
Other ordinary expenses	(100,532)

Ordinary profit on interim consolidated statements of income	¥514,251

Note: Figures shown in the parenthesis represent the loss.

[Related information]

Six months ended September 30, 2015

1. Information on each service

	Millions of yen
	Commercial banking	Leasing	Securities	Consumer Finance	Other business	Total
Ordinary income to external customers	¥1,286,492	¥316,654	¥199,958	¥516,334	¥69,359	¥2,388,800

Note:	Consolidated ordinary income is presented as a counterpart of sales of companies in other industries.

2. Geographic information

(1)	Ordinary income

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥1,837,468	¥182,863	¥191,014	¥177,454	¥2,388,800

Notes:	1.	Consolidated ordinary income is presented as a counterpart of sales of companies in other industries.
2.

Ordinary income from transactions of SMFG and its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries is classified as “Japan.” Ordinary income from transactions of overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries is classified as “The Americas,” “Europe and Middle East” and “Asia and Oceania,” based on their locations and in consideration of their geographic proximity and other factors.

3.

The Americas includes the United States, Brazil, Canada and others; Europe and Middle East includes the United Kingdom, Germany, France and others; Asia and Oceania includes China, Singapore, Australia and others except Japan.

(2)	Tangible fixed assets

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥1,421,269	¥221,418	¥1,203,142	¥21,067	¥2,866,897

3. Information on major customers

There are no major customers individually accounting for 10% or more of ordinary income reported on the interim consolidated statements of income.

Six months ended September 30, 2016

1. Information on each service

	Millions of yen
	Commercial banking	Leasing	Securities	Consumer Finance	Other business	Total
Ordinary income to external customers	¥1,198,354	¥362,802	¥177,847	¥581,225	¥81,948	¥2,402,177

Note:    Consolidated ordinary income is presented as a counterpart of sales of companies in other industries.

2. Geographic information

(1)	Ordinary income

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥1,816,913	¥204,465	¥193,691	¥187,107	¥2,402,177

Notes:	1.	Consolidated ordinary income is presented as a counterpart of sales of companies in other industries.
2.

Ordinary income from transactions of SMFG and its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries is classified as “Japan.” Ordinary income from transactions of overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries is classified as “The Americas,” “Europe and Middle East” and “Asia and Oceania,” based on their locations and in consideration of their geographic proximity and other factors.

3.

The Americas includes the United States, Brazil, Canada and others; Europe and Middle East includes the United Kingdom, Germany, France and others; Asia and Oceania includes China, Singapore, Australia and others except Japan.

(2)	Tangible fixed assets

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥1,547,624	¥218,489	¥1,095,333	¥14,523	¥2,875,970

3. Information on major customers

There are no major customers individually accounting for 10% or more of ordinary income reported on the interim consolidated statements of income.

[Information on impairment loss for fixed assets by reportable segment]

	Millions of yen
Six months ended September 30, 2015	Commercial banking	Leasing	Securities	Consumer finance	Other business	Total
Impairment loss	¥2,518	¥—	¥241	¥0	¥—	¥2,759

	Millions of yen
Six months ended September 30, 2016	Commercial banking	Leasing	Securities	Consumer finance	Other business	Total
Impairment loss	¥1,623	¥—	¥27	¥100	¥—	¥1,751

[Information on amortization of goodwill and unamortized balance by reportable segment]

	Millions of yen
Six months ended September 30, 2015	Commercial banking	Leasing	Securities	Consumer finance	Other business	Total
Amortization of goodwill	¥1,990	¥3,222	¥7,006	¥2,009	¥11	¥14,241
Unamortized balance	21,092	72,176	181,195	64,170	59	338,694

	Millions of yen
Six months ended September 30, 2016	Commercial banking	Leasing	Securities	Consumer finance	Other business	Total
Amortization of goodwill	¥1,367	¥3,303	¥7,006	¥2,009	¥487	¥14,175
Unamortized balance	32,894	78,179	167,182	60,150	37,613	376,020

[Information on gains on negative goodwill by reportable segment]

Six months ended September 30, 2015

There are no corresponding transactions.

Six months ended September 30, 2016

There are no corresponding transactions.

[Information on total credit cost by reportable segment]

	Millions of yen
Six months ended September 30, 2015	Commercial banking	Leasing	Securities	Consumer finance	Other business	Total
Total credit cost	¥(23,613)	¥(952)	¥(48)	¥46,721	¥2,032	¥24,139

Notes:	1.	Total credit cost = Write-off loans + Losses on sales of delinquent loans – Gains on reversal of reserve for possible loan losses – Recoveries of written-off claims.
	2.	“Other business” includes profit or loss to be eliminated as inter-segment transactions.
	3.	Figures shown in the parenthesis represent the reversal of total credit cost.

	Millions of yen
Six months ended September 30, 2016	Commercial banking	Leasing	Securities	Consumer finance	Other business	Total
Total credit cost	¥3,287	¥10	¥(29)	¥50,682	¥834	¥54,785

Notes:	1.	Total credit cost = Provision for reserve for possible loan losses + Write-off loans + Losses on sales of delinquent loans – Recoveries of written-off claims.
	2.	“Other business” includes profit or loss to be eliminated as inter-segment transactions.
	3.	Figures shown in the parenthesis represent the reversal of total credit cost.

(Business Combinations)

<Business combination through acquisition>

GE Japan GK became a consolidated subsidiary of Sumitomo Mitsui Finance and Leasing Company, Limited

On April 1, 2016, Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”), a consolidated subsidiary of SMFG, acquired all of shares of GE Japan GK (“GE Japan”) under the contract agreed with General Electric Company on December 15, 2015. As a result, GE Japan and its 5 leasing subsidiaries became consolidated subsidiaries of SMFG. The outline of the business combination through acquisition is as described below.

On September 5, 2016, GE Japan changed its form to a joint stock corporation with limited liability (Kabushiki Kaisha) and its name to SMFL Capital Company, Limited.

1. Outline of the business combination

(1)  Name of the acquired company and its business

GE Japan GK (Leasing business)

(2)  Main reasons for the business combination

SMFG aims at achieving further improvement in corporate value of SMFG and strengthening its top-class position in the domestic leasing market, by leveraging business knowledge and resources from both SMFL and GE Japan.

(3)  Date of the business combination

April 1, 2016

(4)  Legal form of the business combination

Acquisition of shares

(5)  Name of the entity after the business combination

Sumitomo Mitsui Financial Group, Inc.

(6)  The ratio of acquired voting rights

100%

(7)  Grounds for deciding on the acquirer

SMFL acquired all shares of GE Capital by cash.

2. Period of the acquired company’s financial result included in the interim consolidated statements of income of SMFG

From April 1, 2016 to June 30, 2016

3. Acquisition cost and consideration of the acquired business

Consideration	Cash	¥180,959 million
Acquisition cost		¥180,959 million

4. Major acquisition-related costs

Advisory fees etc.    ¥751 million

5. Amount of goodwill, reason for recognizing goodwill, amortization method and the period

(1)  Amount of goodwill

¥13,632 million

(2)  Reason for recognizing goodwill

SMFG accounted for the difference between the acquisition cost and fair value of the acquired net assets on the date of the business combination as goodwill.

(3)  Amortization method and the period

Straight-line method over 20 years

6. Amounts of assets acquired and liabilities assumed on the date of the business combination

(1) Assets

Millions of yen
Total assets	669,763
Lease receivables and investment assets	394,459

(2) Liabilities

Millions of yen
Total liabilities	502,042
Borrowed money	436,526

7. Amounts allocated to intangible fixed assets other than goodwill, breakdown by component and the weighted average amortization period by component

Intangible fixed assets, other than goodwill	¥76,027 million	(11 years)
Assets related to customers	¥76,027 million	(11 years)

8. Approximate amounts and their calculation method of impact on the interim statements of income for the period, assuming that the business combination had been completed at the beginning of the period

There are no corresponding amounts since the date of business combination was at the beginning of the period.

Sumitomo Mitsui Asset Management Company, Limited became a consolidated subsidiary of Sumitomo Mitsui Banking Corporation

On July 29, 2016, Sumitomo Mitsui Banking Corporation (“SMBC”), a consolidated subsidiary of SMFG, acquired the common stocks of Sumitomo Mitsui Asset Management, Limited (“SMAM”) under the contract agreed with Sumitomo Life Insurance Company, Mitsui Sumitomo Insurance Company, Limited and Mitsui Life Insurance Company Limited on May 12, 2016. As a result, SMAM and its 7 subsidiaries became consolidated subsidiaries of SMBC. The outline of the business combination through acquisition is as described below.

1. Outline of the business combination

(1) Name of the acquired company and its business

Sumitomo Mitsui Asset Management Company, Limited (Investment management business, Investment advisory and agency business)

(2) Main reasons for the business combination

As the asset management industry is expanding year by year, SMFG included SMAM in the scope of consolidation in order to encourage the growth of SMAM by utilizing the management resource of the SMFG group, thereby strengthening the domestic asset management business base at SMFG group.

(3) Date of the business combination

July 29, 2016

(4) Legal form of the business combination

Acquisition of stocks

(5) Name of the entity after the business combination

Sumitomo Mitsui Financial Group, Inc.

(6) The ratio of acquired voting rights

Ratio of voting rights owned by SMBC immediately prior to the business combination	40%
Ratio of voting rights acquired additionally by SMBC on the date of the business combination	20%
Ratio of voting right after acquisition	60%

(7) Grounds for deciding on the acquirer

SMBC acquired the majority of voting rights of SMAM, resulting in SMAM becoming a consolidated subsidiary of SMBC.

2. Period of the acquired company’s financial result included in the interim consolidated statements of income of SMFG

From April 1, 2016 to September 30, 2016

Profit and losses related to SMAM arising from April 1, 2016 to June 30, 2016 were recorded as equity in gains (losses) of affiliates on the interim consolidated statements of income since the deemed acquisition date is on July 1, 2016.

3. Acquisition cost and consideration of the acquired business

Fair value of common stocks of SMAM on the date of business combination owned before the business combination	¥40,572 million
Fair value of common stocks of SMAM acquired additionally by SMBC on the date of the business combination (cash)	¥20,286 million
Acquisition cost	¥60,858 million

4. Difference between acquisition cost and total amount of acquisition cost of each transaction

Acquisition cost	¥60,858 million
Sum of acquisition cost of each transaction resulting in the acquisition	¥31,532 million
Difference (gains on step acquisitions)	¥29,325 million

5. Major acquisition-related costs

Advisory fees etc.,    ¥8 million

6. Amount of goodwill, reason for recognizing goodwill, amortization method and the period

(1) Amount of goodwill
¥38,053 million
(2) Reason for recognizing goodwill
SMFG accounted for the difference between the acquisition cost and fair value of the acquired net assets on the date of the business combination as goodwill.
(3) Amortization method and the period
Straight-line method over 20 years

7. Amounts of assets acquired and liabilities assumed on the date of the business combination

(1) Assets

Millions of yen
Total assets	50,524
Securities	13,466

(2) Liabilities

Millions of yen
Total liabilities	12,516

8. Amounts allocated to intangible fixed assets other than goodwill, breakdown by component and the weighted average amortization period by component

Intangible fixed assets, other than goodwill	¥13,908 million	(14 years)
Assets related to market	¥4,288 million	(20 years)
Assets related to customers	¥9,620 million	(11 years)

9. Approximate amounts and their calculation method of impact on the interim statements of income for the period, assuming that the business combination had been completed at the beginning of the period

The approximate amounts have not been disclosed since they are immaterial.

(Per Share Data)

1. Net assets per share and the calculation method

	Millions of yen, except per share data and number of shares
	March 31, 2016	September 30, 2016
Net assets per share	¥6,519.60	¥6,526.48
[The calculation method]
Net assets	10,447,669	10,441,962
Amounts excluded from Net assets	1,533,907	1,518,849
Stock acquisition rights	2,884	3,190
Non-controlling interests	1,531,022	1,515,659

Net assets attributable to common stock at the end of the period	¥8,913,761	¥8,923,112

Number of common stock at the end of the period used for the calculation of Net assets per share (in thousands)	1,367,224	1,367,217

2. Earnings per share and Earnings per share (diluted) and each calculation method

	Millions of yen, except per share data and number of shares
Six months ended September 30	2015	2016
(i) Earnings per share	¥283.89	¥262.72
[The calculation method]
Profit attributable to owners of parent	388,137	359,198
Amount not attributable to common stockholders	—	—
Profit attributable to owners of parent concerning common stock	388,137	359,198
Average number of common stock during the period (in thousands)	1,367,234	1,367,221
(ii) Earnings per share (diluted)	¥283.70	¥262.53
[The calculation method]
Adjustment for profit attributable to owners of parent	(0)	(0)
Adjustment of dilutive shares issued by consolidated subsidiaries	(0)	(0)
Increase in the number of common stock (in thousands)	877	1,009
Stock acquisition rights (in thousands)	877	1,009

(Significant Subsequent Events)

  There is no significant subsequent event to be disclosed.

[Others]

  Not applicable.

(Non-consolidated financial statements)

1. Non-consolidated balance sheets

	Millions of yen		Millions of U.S. dollars
	March 31, 2016	September 30, 2016	September 30, 2016
Assets:
Current assets
Cash and due from banks	¥502,449	¥689,394	$6,822
Other current assets	122,694	63,184	625

Total current assets	625,144	752,578	7,448

Fixed assets
Tangible fixed assets	43	41	0
Intangible fixed assets	318	315	3
Investments and other assets	7,562,053	8,397,259	83,100
Investments in subsidiaries and affiliates	6,155,487	6,155,487	60,915
Long-term loans receivable from subsidiaries and affiliates	1,406,565	2,241,771	22,185
Other investments and other assets	0	0	0

Total fixed assets	7,562,414	8,397,616	83,104

Total assets	¥8,187,559	¥9,150,194	$90,551

Liabilities:
Current liabilities
Short-term borrowings	¥1,228,030	¥1,228,030	$12,153
Income taxes payable	31	48	0
Reserve for employee bonuses	203	223	2
Reserve for executive bonuses	88	—	—
Other current liabilities	13,015	15,545	154

Total current liabilities	1,241,369	1,243,848	12,309

Fixed liabilities
Bonds	1,624,265	2,439,564	24,142
Long-term borrowings	49,000	68,906	682

Total fixed liabilities	1,673,265	2,508,471	24,824

Total liabilities	2,914,634	3,752,319	37,133

Net assets:
Stockholders’ equity
Capital stock	2,337,895	2,337,895	23,136
Capital surplus
Capital reserve	1,559,374	1,559,374	15,432
Other capital surplus	24,332	24,331	241

Total capital surplus	1,583,706	1,583,705	15,672

Retained earnings
Other retained earnings
Voluntary reserve	30,420	30,420	301
Retained earnings brought forward	1,331,100	1,455,778	14,407

Total retained earnings	1,361,520	1,486,198	14,708

Treasury stock	(12,833)	(12,856)	(127)

Total stockholders’ equity	5,270,289	5,394,943	53,389

Stock acquisition rights	2,635	2,931	29

Total net assets	5,272,925	5,397,875	53,418

Total liabilities and net assets	¥8,187,559	¥9,150,194	$90,551

2. Non-consolidated statements of income

	Millions of yen		Millions of U.S. dollars
Six months ended September 30	2015	2016	2016
Operating income:
Dividends on investments in subsidiaries and affiliates	¥352,108	¥237,705	$2,352
Fees and commissions received from subsidiaries and affiliates	8,713	10,122	100
Interests on loans receivable from subsidiaries and affiliates	7,005	19,324	191

Total operating income	367,827	267,153	2,644

Operating expenses:
General and administrative expenses	4,885	5,358	53
Interest on bonds	12,609	24,853	246
Interest on long term borrowings	158	234	2

Total operating expenses	17,653	30,446	301

Operating profit	350,173	236,707	2,342

Non-operating income	233	107	1
Non-operating expenses	6,688	6,382	63

Ordinary profit	343,718	230,433	2,280

Income before income taxes	343,718	230,433	2,280

Income taxes-current	1	1	0

Income taxes	1	1	0

Net income	¥343,716	¥230,431	$2,280

3. Non-consolidated statements of changes in net assets

	Millions of yen
	Stockholders’ equity
		Capital surplus			Retained earnings
Six months ended September 30, 2015	Capital stock	Capital reserve	Other capital surplus	Total capital surplus	Other retained earnings		Total
					Voluntary reserve	Retained earnings brought forward
Balance at the beginning of the period	¥2,337,895	¥1,559,374	¥24,349	¥1,583,723	¥30,420	¥1,022,371	¥1,052,791
Changes in the period:
Cash dividends						(112,804)	(112,804)
Net income						343,716	343,716
Purchase of treasury stock
Disposal of treasury stock			(8)	(8)
Net changes in items other than stockholders’ equity in the period

Net changes in the period	—	—	(8)	(8)	—	230,912	230,912

Balance at the end of the period	¥2,337,895	¥1,559,374	¥24,341	¥1,583,715	¥30,420	¥1,253,283	¥1,283,703

	Millions of yen
	Stockholders’ equity		Stock acquisition rights	Total net assets
Six months ended September 30, 2015	Treasury stock	Total
Balance at the beginning of the period	¥(12,713)	¥4,961,697	¥2,085	¥4,963,782
Changes in the period:
Cash dividends		(112,804)		(112,804)
Net income		343,716		343,716
Purchase of treasury stock	(113)	(113)		(113)
Disposal of treasury stock	29	21		21
Net changes in items other than stockholders’ equity in the period			253	253

Net changes in the period	(83)	230,820	253	231,073

Balance at the end of the period	¥(12,796)	¥5,192,517	¥2,338	¥5,194,856

	Millions of yen
	Stockholders’ equity
		Capital surplus			Retained earnings
Six months ended September 30, 2016	Capital stock	Capital reserve	Other capital surplus	Total capital surplus	Other retained earnings		Total
					Voluntary reserve	Retained earnings brought forward
Balance at the beginning of the period	¥2,337,895	¥1,559,374	¥24,332	¥1,583,706	¥30,420	¥1,331,100	¥1,361,520
Changes in the period:
Cash dividends						(105,753)	(105,753)
Net income						230,431	230,431
Purchase of treasury stock
Disposal of treasury stock			(0)	(0)
Net changes in items other than stockholders’ equity in the period

Net changes in the period	—	—	(0)	(0)	—	124,677	124,677

Balance at the end of the period	¥2,337,895	¥1,559,374	¥24,331	¥1,583,705	¥30,420	¥1,455,778	¥1,486,198

	Millions of yen
	Stockholders’ equity		Stock acquisition rights	Total net assets
Six months ended September 30, 2016	Treasury Stock	Total
Balance at the beginning of the period	¥(12,833)	¥5,270,289	¥2,635	¥5,272,925
Changes in the period:
Cash dividends		(105,753)		(105,753)
Net income		230,431		230,431
Purchase of treasury stock	(29)	(29)		(29)
Disposal of treasury stock	5	5		5
Net changes in items other than stockholders’ equity in the period			296	296

Net changes in the period	(23)	124,653	296	124,950

Balance at the end of the period	¥(12,856)	¥5,394,943	¥2,931	¥5,397,875

	Millions of U. S. dollars
	Stockholders’ equity
		Capital surplus			Retained earnings
Six months ended September 30, 2016	Capital stock	Capital reserve	Other capital surplus	Total capital surplus	Other retained earnings		Total
					Voluntary reserve	Retained earnings brought forward
Balance at the beginning of the period	$23,136	$15,432	$241	$15,672	$301	$13,173	$13,474
Changes in the period:
Cash dividends						(1,047)	(1,047)
Net income						2,280	2,280
Purchase of treasury stock
Disposal of treasury stock			(0)	(0)
Net changes in items other than stockholders’ equity in the period

Net changes in the period	—	—	(0)	(0)	—	1,234	1,234

Balance at the end of the period	$23,136	$15,432	$241	$15,672	$301	$14,407	$14,708

	Millions of U. S. dollars
	Stockholders’ equity		Stock acquisition rights	Total net assets
Six months ended September 30, 2016	Treasury Stock	Total
Balance at the beginning of the period	$(127)	$52,155	$26	$52,181
Changes in the period:
Cash dividends		(1,047)		(1,047)
Net income		2,280		2,280
Purchase of treasury stock	(0)	(0)		(0)
Disposal of treasury stock	0	0		0
Net changes in items other than stockholders’ equity in the period			3	3

Net changes in the period	(0)	1,234	3	1,237

Balance at the end of the period	$(127)	$53,389	$29	$53,418